As Filed with the Securities and Exchange Commission on November 10, 2004

File No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Dominion Resources, Inc.

(Exact name of registrant as specified in its charter)

Virginia	4911	54-1229715
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

120 Tredegar St.

Richmond, VA 23219

(804) 819-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patricia A. Wilkerson, Vice President and Corporate Secretary

James P. Carney, Assistant Treasurer

120 Tredegar St.

Richmond, VA 23219

(804) 819-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James F. Stutts Dominion Resources, Inc. 120 Tredegar St. Richmond, VA 23219 (804) 819-2000	D. Michael Jones McGuireWoods LLP 901 East Cary Street Richmond, VA 23219 (804) 775-1181

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE (1)

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per security to be registered (1)	Proposed maximum aggregate offering price		Amount of registration fee
2004 Series C 2.125% Notes Due 2023	$220,000,000	99.75%	$219,450,000	(2)	$27,805
Common Stock	(3)	N/A	N/A		N/A

(1)	Estimated in accordance with Rule 457(f) solely for the purpose of calculating this registration fee and net of an exchange fee equal to 0.25%.
(2)	Exclusive of accrued interest, if any.
(3)	Includes an indeterminant number of shares of common stock that may be issued upon conversion of the Notes registered hereby, which shares are not subject to an additional fee pursuant to Rule 457(i) of the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued November 10, 2004

Dominion Resources, Inc.

OFFER TO EXCHANGE

2004 Series C 2.125% Convertible Senior Notes due 2023

and an Exchange Fee for all our outstanding

2003 Series G 2.125% Convertible Senior Notes due 2023

Subject to the Terms and Conditions described in this Prospectus

The Exchange Offer

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, our 2004 Series C 2.125% Convertible Senior Notes due 2023 (the New Notes) and an exchange fee for all of our outstanding 2003 Series G 2.125% Convertible Senior Notes due 2023 (the Old Notes). We refer to this exchange as the exchange offer.

•	Upon our completion of the exchange offer, each $1,000 principal amount of Old Notes that are validly tendered and not validly withdrawn will be exchanged for $1,000 principal amount of New Notes and an exchange fee of $2.50.

•	Tenders of Old Notes may be withdrawn at any time before midnight on the expiration date of the exchange offer.

•	As explained more fully in this prospectus, the exchange offer is subject to customary conditions, which we may waive.

•	The exchange offer expires at midnight, New York City time, on Thursday, December 9, 2004, which we refer to as the expiration date, unless extended.

The New Notes

•	The New Notes are convertible into cash and shares of our common stock initially having a combined aggregate value equal to 13.5865 shares of our common stock per $1,000 principal amount of New Notes, subject to adjustment under the circumstances and during the periods described in this prospectus.

•	Holders of the New Notes will have the right to require us to purchase all or a portion of their New Notes in cash at a purchase price equal to 100% of the principal amount of the New Notes plus accrued and unpaid interest, including contingent interest, if any, on December 15, 2006, December 15, 2008, December 15, 2013 and December 15, 2018 or upon a fundamental change as described in this prospectus.

•	Interest Payments: We will pay interest on the New Notes on June 15 and December 15 of each year. Interest on the New Notes will accrue from the last interest payment date on which interest was paid on the Old Notes.

•	Optional Redemption: We may redeem some or all of the New Notes, at any time on or after December 20, 2006, at the prices set forth in this prospectus.

THE NEW NOTES WILL REQUIRE US TO SETTLE ALL CONVERSIONS FOR A COMBINATION OF CASH AND SHARES, IF ANY, IN LIEU OF ONLY SHARES. WE WILL PAY CASH IN AN AMOUNT EQUAL TO THE LESSER OF THE PRINCIPAL AMOUNT OF THE NEW NOTES AND THEIR CONVERSION VALUE AND ISSUE SHARES OF OUR COMMON STOCK TO THE EXTENT THAT THE CONVERSION VALUE EXCEEDS THE PRINCIPAL AMOUNT OF THE NEW NOTES.

Investing in the New Notes involves risks. For a description of these risks, See “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The dealer manager for the exchange offer is:

MORGAN STANLEY

November    , 2004

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this document or to which this document refers you. We have not authorized, and we have not authorized the dealer manager to authorize, anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information which appears in this document and which is incorporated by reference in this document may only be accurate as of the date of this prospectus or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange (NYSE), 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and later information that we file with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), until such time as all of the securities covered by this prospectus are sold:

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	Current Reports on Form 8-K, filed January 14, 2004, July 27, 2004, September 10, 2004 and October 19, 2004; and

•	The Description of our Common Stock included in our Registration Statement on Form 8-B dated April 29, 1983.

You may request a copy of these filings, at no cost, by writing or telephoning us at: Corporate Secretary, Dominion, 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

In order for you to receive timely delivery of the documents before the expiration of the exchange offer, you should request copies of these filings by December 1, 2004.

FORWARD LOOKING INFORMATION

We have included certain information in this document which is “forward looking information” as defined by the Private Securities Litigation Reform Act of 1995. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this prospectus. This information, by its nature, involves estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statement.

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our ability to control. We have identified a number of these factors in our most recent Quarterly Report on Form 10-Q, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors and Cautionary Statements That May Affect Future Results,” which is incorporated by reference in this prospectus, and we refer you to that report for further information. The factors include weather conditions; governmental regulations; cost of environmental compliance; inherent risk in the operation of nuclear facilities; fluctuations in energy-related commodities prices and the effect these could have on our earnings, liquidity position and the underlying value of our assets; trading counterparty credit risk; capital market conditions, including price risk due to marketable securities held as investments in trusts and benefit plans; fluctuations in interest rates; changes in rating agency requirements or ratings; changes in accounting standards; collective bargaining agreements and labor negotiations; the risks of operating businesses in regulated industries that are becoming deregulated; the transfer of control over electric transmission facilities to a regional transmission organization; completing the divestiture of investments held by Dominion Capital, Inc.; board approval of future dividends; and political and economic conditions (including inflation and deflation). Although we strive to mitigate market risk through our risk management activities, changes in commodity prices can have an adverse impact on our earnings and asset values.

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made.

SUMMARY

In this prospectus, unless otherwise indicated, the words “Dominion,” “Company,” “we,” “our” and “us” refer to Dominion Resources, Inc., a Virginia corporation, and its subsidiaries and predecessors.

The following summary contains basic information about the exchange offer. It may not contain all the information that is important to you. The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus.

DOMINION

Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of September 30, 2004, we had approximately $46.1 billion in assets.

Our four primary operating segments are:

Dominion Delivery—Dominion Delivery manages our local electric and gas distribution systems serving 4.0 million customer accounts and our customer service operations. We currently operate distribution systems in Virginia, West Virginia, North Carolina, Pennsylvania and Ohio. Dominion Delivery also operates our nonregulated retail energy marketing business serving approximately 1.3 million customer accounts and manages 200 billion cubic feet of natural gas storage in Ohio and Pennsylvania.

Dominion Energy—Dominion Energy manages our 7,900 miles of gas transmission pipeline, our 6,000 miles of electric transmission lines, an approximately 760 billion cubic foot natural gas storage network and our Cove Point, Maryland liquefied natural gas facility. It also guides our commodity trading, marketing and risk management activities.

Dominion Exploration & Production—Dominion Exploration & Production manages our onshore and offshore oil and gas exploration and production activities. With approximately 6.4 trillion cubic feet of proved natural gas equivalent reserves and 450 billion cubic feet of annual production, Dominion Exploration & Production is one of the nation’s largest independent oil and gas operators. We operate on the outer continental shelf and deepwater areas of the Gulf of Mexico, western Canada, the Appalachian Basin, the Permian Basin, the Mid-Continent Region and other selected regions in the continental United States.

Dominion Generation—Dominion Generation manages our 25,500 megawatt portfolio of electric power generation and guides our generation growth strategy. We currently operate generation facilities in Connecticut, Illinois, Indiana, North Carolina, Ohio, Pennsylvania, Virginia and West Virginia.

Principal Subsidiaries

Dominion’s principal legal subsidiaries include Virginia Electric and Power Company (Dominion Virginia Power), a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, Consolidated Natural Gas Company (CNG), an oil and gas producer and a transporter, distributor and retail marketer of natural gas serving customers in Pennsylvania, Ohio, West Virginia, New York and various cities in the Northeast and Mid-Atlantic and Dominion Energy, Inc., an independent power and natural gas subsidiary.

Industry Opportunities

Because of the changes our industry is undergoing, we continue to encounter opportunities for acquisitions of assets and business combinations that would be consistent with our strategic principles. We regularly investigate any opportunities we learn about that may increase shareholder value or build on our existing asset platform. We often participate in bidding and negotiating processes for those transactions. Any acquisitions or combinations of this type will likely require us to access external financing sources or issue additional equity.

Dominion’s address and telephone number are: 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

For additional information about our company, see “Where You Can Find More Information” on page 2.

Ratio of Earnings to Fixed Charges

9 Months Ended September 30, 2004	12 Months Ended September 30, 2004	Years Ended December 31,
		2003	2002	2001	2000	1999
3.00	2.42	2.29	2.82	1.82	1.56	2.35

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We are offering to exchange Old Notes for New Notes with different terms in contemplation of the transition method provided by Emerging Issues Task Force Issue No. 04-8, The Effect of Contingently Convertible Instruments on Diluted Earnings per Share, which is expected to become effective on December 31, 2004. EITF 04-8 will require that the calculation of diluted earnings per share reflect shares issuable under contingently convertible debt regardless of whether the contingent feature has been met. The conversion feature of the New Notes will result in fewer shares included in the calculation of diluted earnings per share upon adoption of EITF 04-8, since exercise of the conversion feature would result in a payment of cash, rather than shares, for the principal amount of the New Notes.

The Exchange Offer and Exchange Fee	We are offering to exchange $1,000 principal amount of New Notes and an exchange fee of $2.50 for each $1,000 principal amount of Old Notes accepted for exchange.

Conditions to Exchange Offer

The exchange offer is subject to certain customary conditions, including that the registration statement and any post-effective amendment to the registration statement covering the New Notes be effective under the Securities Act of 1933, as amended (the Securities Act). See “The Exchange Offer—Conditions to the Exchange Offer.”

Expiration Date; Extension

The exchange offer will expire at midnight, New York City time, on Thursday, December 9, 2004, which we refer to as the expiration date, unless extended or earlier terminated by us. We may extend the expiration date for any reason. If we decide to extend the expiration date, we will announce any extensions by press release or other permitted means no later than 9:00 a.m. on the next business day after the previously scheduled expiration of the exchange offer.

Deciding Whether to Participate in the Exchange Offer

Neither we, our officers or directors, the dealer manager, the information agent, the exchange agent nor the trustee make any recommendation as to whether you should tender or refrain from tendering all or any portion of your Old Notes in the exchange offer. Further, no person has been authorized to give any information or make any representations other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized. You must make your own decision whether to tender your Old Notes in the exchange offer and, if so, the aggregate amount of Old Notes to tender. You should read this prospectus and the letter of transmittal and consult with your advisors, if any, to make that decision based on your own financial position and requirements.

Withdrawal of Tenders

Tenders of Old Notes may be withdrawn in writing at any time prior to midnight, New York City time, on the expiration date. In addition, tenders may be withdrawn if we have not accepted Old Notes tendered for exchange at any time after January 10, 2005.

Procedures for Exchange

In order to exchange Old Notes, you must tender the Old Notes together with a properly completed letter of transmittal and the other agreements and documents described in the letter of transmittal. If you own Old Notes held through a broker or other third party, or in “street name,” you will need to follow the instructions in the letter of transmittal on how to instruct them to tender the Old Notes on your behalf, as well as submit a letter of transmittal and the other agreements and documents described in this document. We will determine in our reasonable discretion whether Old Notes have been validly tendered. Old Notes may be tendered by electronic transmission of acceptance through The Depository Trust Company’s, or DTC’s, Automated Tender Offer Program (ATOP) procedures for transfer or by delivery of a signed letter of transmittal pursuant to the instructions described therein. Custodial entities that are participants in DTC’s ATOP must tender Old Notes through DTC’s ATOP, by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP. Please carefully follow the instructions contained in this document on how to tender your securities.

If we decide for any reason not to accept any Old Notes for exchange, they will be returned without expense promptly after the expiration or termination of the exchange offer.

Please see pages 25 through 33 for instructions on how to exchange your Old Notes.

Acceptance of Old Notes

We will accept all Old Notes validly tendered and not withdrawn as of the expiration of the exchange offer and will issue the New Notes and pay the exchange fee promptly after expiration of the exchange offer, upon the terms and subject to the conditions in this prospectus and the letter of transmittal. We will accept Old Notes for exchange after the exchange agent has received a timely book-entry confirmation of transfer of Old Notes into the exchange agent’s DTC account and, if the Old Notes have not been tendered through the ATOP procedures, a properly completed and executed letter of transmittal. Our oral (promptly confirmed in writing) or written notice of acceptance to the exchange agent will be considered our acceptance of the exchange offer.

Amendment of the Exchange Offer

We reserve the right not to accept any of the Old Notes tendered, and to otherwise interpret, modify or amend any of the terms of this exchange offer, provided that we will comply with applicable laws that require us to extend the period during which securities may be tendered or withdrawn as a result of changes in the terms of or information relating to the exchange offer.

Risk Factors	You should carefully consider the matters described under “Risk Factors,” as well as other information set forth or incorporated by reference in this prospectus and in the letter of transmittal.

Consequences of Not Exchanging Old Notes

The liquidity and trading market for Old Notes not tendered in the exchange offer could be adversely affected to the extent a significant number of the Old Notes are tendered and accepted in the exchange offer. Holders who do not exchange their Old Notes for New Notes will not receive the exchange fee.

Accrued Interest on the Old Notes

Interest on the New Notes will accrue from the last interest payment date on which interest was paid on the Old Notes. Holders whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Old Notes.

Tax Considerations

The U.S. federal income tax consequences of the exchange offer and of the ownership and disposition of the New Notes are unclear. We intend to take the position that the modifications to the Old Notes resulting from the exchange of Old Notes for New Notes and payment of an exchange fee will not constitute a significant modification of the Old Notes for tax purposes. Consistent with our position, the New Notes will be treated as a continuation of the Old Notes and, apart from the receipt of the exchange fee, there will be no U.S. federal income tax consequences to a holder who exchanges Old Notes for New Notes pursuant to the exchange offer. If, contrary to our position, the exchange constitutes a significant modification, the tax consequences to you could materially differ.

See “Certain United States Federal Income Tax Considerations” for a summary of certain U.S. federal income tax consequences or potential consequences that may result from the exchange of Old Notes for New Notes and from the ownership and disposition of the New Notes and common stock received upon conversion of the New Notes.

Old Notes Not Tendered or Accepted for Exchange

Any Old Notes not accepted for exchange for any reason will be returned without expense to you as promptly as practicable after the expiration or termination of this exchange offer. If you do not exchange your Old Notes in this exchange offer, or if your Old Notes are not accepted for exchange, you will continue to hold your Old Notes, you will not receive the exchange fee and you will be entitled to all the rights and subject to all the limitations applicable to the Old Notes.

Trading	Our common stock is traded on the New York Stock Exchange under the symbol “D.”

Dealer Manager	Morgan Stanley & Co. Incorporated is the dealer manager for this exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

Exchange Agent	JPMorgan Chase Bank is the exchange agent for this exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

Information Agent	D.F. King & Co., Inc. is the information agent for this exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

MATERIAL DIFFERENCES BETWEEN THE OLD NOTES AND NEW NOTES

The only material difference between the Old Notes and New Notes is the nature of the consideration payable upon conversion. Upon conversion of the Old Notes, the holder would receive only shares of our common stock and cash in lieu of fractional shares. Upon conversion of the New Notes, the holder will receive a combination of cash and common stock, depending on the value of our common stock during a five-trading day period beginning the second trading day after the conversion date. For a more detailed description of the consideration payable upon conversion of the New Notes, see “Description of the New Notes—Conversion Rights—Payment.”

THE NEW NOTES

We are offering up to $220,000,000 aggregate principal amount of the New Notes.

The New Notes will mature on December 15, 2023 unless earlier redeemed, converted or purchased by us.

The New Notes will be represented by one or more global certificates that will be deposited with the trustee, and registered in the name of The Depository Trust Company, New York, New York (DTC) or its nominee. This means that you will not receive a certificate for your New Notes but, instead, will hold your interest through participants in DTC’s book-entry system.

Interest Payment Dates

Interest on the New Notes will be payable semi-annually in arrears on June 15 and December 15. Interest on the New Notes will accrue from the last interest payment date on which interest was paid on the Old Notes.

Contingent Interest

Beginning with the six-month interest period commencing on December 15, 2006, we will pay contingent interest during a six-month interest period if the average trading price of a New Note for the five trading days immediately preceding the first day of the six-month interest period equals or exceeds 120% of the principal amount of the New Note. The amount of contingent interest payable per New Note in respect of any six-month period will equal 0.25% of the average trading price of the New Note for the five trading day reference period. For more information about contingent interest, see “Description of the New Notes—Contingent Interest.”

Record Dates

So long as the New Notes remain in book-entry only form, the record date for the Interest Payment Date will be the close of business on the business day before the Interest Payment Date.

If the New Notes are not in book-entry only form, the record date for the Interest Payment Date will be the close of business on the fifteenth calendar day prior to the Interest Payment Date (whether or not a business day).

Conversion Rights

Holders may surrender New Notes for conversion under the following circumstances:

(i)	during any calendar quarter after the quarter ending December 31, 2004 (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the conversion price per share of our common stock;

(ii)	if the New Notes have been called for redemption by us;

(iii)	upon the occurrence of specified corporate transactions described under “Description of the New Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions”; or

(iv)	during any period that (a) the long-term credit ratings assigned to the New Notes by both Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services are lower than Baa3 and BBB-, respectively, (b) both Moody’s and Standard & Poor’s no longer rate the New Notes or have withdrawn their ratings with respect to the New Notes, or (c) either Moody’s or Standard & Poor’s no longer rates the New Notes or has withdrawn or suspended such rating and the remaining rating is lower than Baa3 or BBB-, as applicable.

Optional Redemption

Before December 20, 2006, the New Notes will not be redeemable. On or after December 20, 2006, we may redeem some or all of the New Notes at any time at a price equal to 100% of the principal amount of the New Notes to be redeemed, plus accrued and unpaid interest including contingent interest, if any, to but excluding the redemption date. For more information, see “Description of the New Notes—Optional Redemption.”

Repurchase at the Option of Holder

Each holder of New Notes will have the right to require us to repurchase all or a portion of the New Notes held by such holder on December 15, 2006, December 15, 2008, December 15, 2013 and December 15, 2018, each of which is a purchase date, at a price equal to 100% of the principal amount of the New Notes to be repurchased, plus accrued and unpaid interest, including contingent interest, if any, to but excluding the purchase date. For more information, see “Description of the New Notes—Repurchase at the Option of the Holder.”

Fundamental Change

If we undergo a Fundamental Change (as defined under “Description of the New Notes—Fundamental Change Requires Repurchase at the Option of the Holder”) before maturity, holders of the New Notes will have the right, at their option, to require us to purchase, for cash, any or all of their New Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the New Notes to be purchased plus accrued and unpaid interest, including contingent interest, if any, to but excluding the Fundamental Change purchase date. For more information about repurchase at the option of the holder following a Fundamental Change, see “Description of the New Notes—Fundamental Change Requires Repurchase at the Option of the Holder.”

Ranking

The New Notes rank equally with all of our other senior unsecured indebtedness, and are senior in right of payment to all our subordinated indebtedness. The Senior Indenture contains no restrictions on the amount of additional indebtedness that we may incur. Additionally, because we are a holding company that conducts all of our operations through our subsidiaries, holders of New Notes will generally have a junior position to claims of creditors of our subsidiaries. See “Description of the New Notes—Ranking.”

Certain U.S. Federal Income Tax Considerations

The New Notes and the common stock issuable upon conversion of the New Notes will be subject to special and complex U.S. federal income tax rules. We will treat the New Notes as indebtedness that is subject to U.S. Treasury regulations governing contingent payment debt instruments. Each holder of the New Notes will agree for U.S. federal income tax purposes to treat the New Notes as contingent payment debt instruments and to be bound by our determination that the rate at which interest will be deemed to accrue on the New Notes is 6.19% per year, compounded semi- annually. Holders are urged to consult their own tax advisors with respect to the federal, state, local and foreign tax consequences of owning and disposing of the New Notes and common stock issuable upon conversion of the New Notes. Holders should consider the negative United States federal income tax consequences of owning the New Notes described in “Risk Factors— Risks Related to the New Notes” and “Certain United States Federal Income Tax Considerations.”

No Listing of the New Notes

We do not plan to make application to list the New Notes on any securities exchange or to include them in any automated quotation system. Our shares of common stock are traded on the New York Stock Exchange under the symbol “D.”

Use of Proceeds

We will not receive any cash proceeds from this exchange offer. Old Notes that are validly tendered and exchanged pursuant to the exchange offer will be retired and canceled. Accordingly, our issuance of New Notes will not result in any cash proceeds to us.

RISK FACTORS

An investment in the New Notes involves a number of risks. Some of these risks are shared with any investor in our securities; others are related to the nature of the New Notes themselves or to the exchange offer. Before deciding to buy any New Notes, you should carefully consider the following information. In consultation with your own financial and legal advisors, you should carefully consider, among other matters, the discussion of risks in our periodic reports before deciding whether an investment in the New Notes is suitable for you.

Risks Relating to the Exchange Offer

The United States federal income tax consequences of the exchange offer are unclear; if the IRS disagrees with the position we are taking, you could be subject to additional tax liabilities as a result of the exchange offer . The U.S. federal income tax consequences of the exchange offer are unclear. We intend to take the position that the modifications to the Old Notes resulting from the exchange of Old Notes for New Notes and payment of the exchange fee will not constitute a significant modification of the Old Notes for tax purposes. That position, however, is subject to considerable uncertainty and could be challenged by the IRS. Consistent with our position, the New Notes will be treated as a continuation of the Old Notes and, apart from the receipt of the exchange fee, we believe there will be no U.S. federal income tax consequences to a holder who exchanges Old Notes for New Notes pursuant to the exchange offer. If, contrary to our position, the exchange constitutes a significant modification, the tax consequences to you could materially differ. For example, under one possible alternative characterization, a holder could be required to recognize ordinary income in an amount equal to the excess of the fair market value of the New Notes received in the exchange over the holder’s adjusted tax basis in the Old Notes. See “Certain United States Federal Income Tax Considerations—Exchange of Old Notes for New Notes” for more information.

We intend to treat payment of the exchange fee as ordinary income to holders participating in the exchange offer and to report such payments to holders and the IRS for information purposes in accordance with such treatment. Therefore, the receipt of the exchange fee by a Non-U.S. Holder (as defined in “Certain United States Federal Income Tax Considerations”) participating in the exchange offer may be subject to U.S. federal withholding tax. See “Certain United States Federal Income Tax Considerations—Exchange of Old Notes for New Notes” for more information.

If you do not exchange your Old Notes, we cannot assure you that an active market in the Old Notes will continue to exist and the Old Notes you retain may become less liquid as a result of the exchange offer. If a significant number of Old Notes are exchanged in the exchange offer, the liquidity of the trading market for the Old Notes, if any, after the completion of the exchange offer may be substantially reduced. Any Old Notes exchanged will reduce the aggregate number of Old Notes outstanding. As a result, the Old Notes may trade at a discount to the price at which they would trade if the exchange offer were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. We cannot assure you that an active market in the Old Notes will exist or be maintained and we cannot assure you as to the prices at which the Old Notes may be traded.

We have not obtained a third-party determination that the exchange offer is fair to holders of the Old Notes. We are not making a recommendation as to whether holders of the Old Notes should exchange them. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of the Old Notes for purposes of negotiating the terms of the exchange offer or preparing a report concerning the fairness of the exchange offer. We cannot assure holders of the Old Notes that the value of the New Notes received in the exchange offer will in the future equal or exceed the value of the Old Notes tendered and we do not take a position as to whether you ought to participate in the exchange offer.

Risks Relating to the New Notes

There are a number of risks related to investing in the New Notes. These risks are substantially similar to the risks related to investing in the Old Notes.

You should consider the United States federal income tax consequences of owning New Notes. We intend to take the position that the exchange of Old Notes for New Notes does not constitute a significant modification of the Old Notes for U.S. federal income tax purposes, and that the New Notes will be treated as a continuation of the Old Notes and will continue to be subject to the same rules governing the treatment of contingent payment debt instruments as were applicable to the Old Notes. Among other things, pursuant to those rules, a holder of the New Notes is required to accrue interest income on the New Notes for each year, in the amounts described in the Old Notes Prospectus, regardless of whether the holder uses the cash or accrual method of tax accounting, and in excess of the accruals on the New Notes for non-tax purposes and any contingent interest payments actually received in that year. If, contrary to our position, the exchange constitutes a significant modification, the tax consequences to you could materially differ. For example, a holder could be required to include in income each year amounts substantially in excess or substantially less than amounts required to be accrued with respect to the Old Notes. See “Certain United States Federal Income Tax Considerations—Classification and Treatment of the New Notes” for more information.

Without regard to whether the exchange of Old Notes for New Notes constitutes a significant modification, if at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of the New Notes, the conversion rate of the New Notes is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the New Notes. See “Certain United States Federal Income Tax Considerations—Classification and Treatment of the New Notes” for more information.

The trading prices for the New Notes will be directly affected by the trading prices of our common stock. The trading prices for the New Notes in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the New Notes, or the perception that such sales could occur, could affect the price of our common stock.

An active trading market for the New Notes may not develop. The New Notes comprise a new issue of securities for which there is currently no public market. We do not plan to list the New Notes on any securities exchange or to include them in any automated quotation system. We cannot assure holders that an active trading market for the New Notes will develop or as to the liquidity or sustainability of any such market, the ability to sell the New Notes or the price at which New Notes may be sold. Future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

Holders of New Notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to our common stock. Holders of New Notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but will be subject to all changes affecting the common stock. Holders of New Notes will only be entitled to rights on the common stock if and when we deliver shares of common stock in exchange for their New Notes and in limited cases under the anti-dilution adjustments of the New Notes. For example, if an amendment is proposed to our articles of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs before delivery of the common stock upon conversion of the New Notes, holders of New Notes will not be entitled to vote on the amendment, although they will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The contingent conversion features of the New Notes could result in your not being entitled to convert a New Note when our common stock is trading at a price above the applicable conversion price of the New Note. The New Notes are convertible into common stock only in the event of specified contingencies. If the specific conditions for conversion are not met, you will not be able to convert a New Note, even though our common stock may be trading at a price above the applicable conversion price of the New Note.

The conversion rate of the New Notes may not be adjusted for all dilutive events that may occur. The conversion rate of the New Notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common shares, the issuance of certain rights or warrants, subdivisions or combinations of our common shares, certain distributions of assets, debt securities, capital stock or cash to holders of our common shares and certain issuer tender or exchange offers as described under “Description of the New Notes— Conversion Rights—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as stock issuances for cash, that may adversely affect the trading price of the New Notes or the common stock or for third-party tender offers. See “Description of the New Notes—Conversion Rights—Conversion Rate Adjustments.” We are not restricted from issuing additional common stock during the life of the New Notes and have no obligation to consider the interests of holders of the New Notes in deciding whether to issue common stock. There can be no assurance that an event that adversely affects the value of the New Notes, but does not result in an adjustment to the conversion rate, will not occur.

Risks Relating to Dominion

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. Risk factors that may affect us, the New Notes and our common stock include:

Our operations are weather sensitive. Our results of operations can be affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities. In addition, severe weather, including hurricanes, winter storms and droughts, can be destructive, causing outages, production delays and property damage that require us to incur additional expenses.

We are subject to complex government regulation that could adversely affect our operations. Our operations are subject to extensive federal, state and local regulation and may require numerous permits, approvals and certificates from various governmental agencies. We must also comply with environmental legislation and associated regulations. Management believes the necessary approvals have been obtained for our existing operations and that our business is conducted in accordance with applicable laws. However, new laws or regulations, or the revision or reinterpretation of existing laws or regulations, may require us to incur additional expenses.

Costs of environmental compliance, liabilities and litigation could exceed our estimates. Compliance with federal, state and local environmental laws and regulations may result in increased capital, operating and other costs, including remediation and containment expenses and monitoring obligations. In addition, we may be a responsible party for environmental clean-up at a site identified by a regulatory body. Management cannot predict with certainty the amount and timing of all future expenditures related to environmental matters because of the difficulty of estimating clean-up and compliance costs, and the possibility that changes will be made to the current environmental laws and regulations. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

We are exposed to cost-recovery shortfalls because of capped base rates and amendments to the fuel factor statute in effect in Virginia for our regulated electric utility. Under the Virginia Restructuring Act, as amended in April 2004, our base rates (excluding, generally, a fuel factor with limited adjustment provisions, and certain other allowable adjustments) remain unchanged until December 31, 2010 unless modified or terminated consistent with the Virginia Restructuring Act. Although the Virginia Restructuring Act allows for the recovery of certain generation-related costs during the capped rates periods, we remain exposed to numerous risks of cost-recovery shortfalls. These include exposure to potentially stranded costs, future environmental compliance requirements, tax law changes, costs related to hurricanes or other weather events, inflation, the cost of obtaining replacement power during unplanned plant outages and increased capital costs. In addition, under the 2004 amendments to the Virginia fuel factor statute, our current Virginia fuel factor provisions are locked-in until the earlier of July 1, 2007 or the termination of capped rates by order of the Virginia State Corporation Commission.

The amendments provide for a one-time adjustment of our fuel factor, effective July 1, 2007 through December 31, 2010, with no adjustment for previously incurred over-recovery or under-recovery, thus eliminating deferred fuel accounting. As a result, we are exposed to fuel price risk. This risk includes exposure to increased costs of fuel, including the energy portion of certain purchased power costs.

Under the Virginia Restructuring Act, the generation portion of our electric utility operations is open to competition and resulting uncertainty. Under the Virginia Restructuring Act, the generation portion of our electric utility operations in Virginia is open to competition and is no longer subject to cost-based regulation. To date, the competitive market has been slow to develop. Consequently, it is difficult to predict the pace at which the competitive environment will evolve and the extent to which we will face increased competition and be able to operate profitably within this competitive environment.

Our merchant power business is operating in a challenging market. The success of our approximately 7,000-megawatt merchant power business depends upon favorable market conditions as well as our ability to find buyers willing to enter into power purchase agreements at prices sufficient to cover operating costs. Depressed spot and forward wholesale power prices, high fuel and commodity costs and excess capacity in the industry could result in lower than expected revenues in our merchant power business.

There are inherent risks in the operation of nuclear facilities. We operate nuclear facilities that are subject to inherent risks. These include the threat of terrorist attack and ability to dispose of spent nuclear fuel, the disposal of which is subject to complex federal and state regulatory constraints. These risks also include the cost of and our ability to maintain adequate reserves for decommissioning, costs of plant maintenance and exposure to potential liabilities arising out of the operation of these facilities. We maintain decommissioning trusts and external insurance coverage to minimize the financial exposure to these risks. However, it is possible that costs arising from claims could exceed the amount of any insurance coverage.

The use of derivative instruments could result in financial losses and liquidity constraints. We use derivative instruments, including futures, forwards, options and swaps, to manage our commodity and financial market risks. In addition, we purchase and sell commodity- based contracts in the natural gas, electricity and oil markets for trading purposes. In the future, we could recognize financial losses on these contracts as a result of volatility in the market values of the underlying commodities or if a counterparty fails to perform under a contract. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these contracts involves management’s judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.

In addition, we use financial derivatives to hedge future sales of our gas and oil production. These hedge arrangements generally include margin requirements that require us to deposit funds or post letters of credit with counterparties to cover the fair value of covered contracts in excess of agreed upon credit limits. When commodity prices rise to levels substantially higher than the levels where we have hedged future sales, we may be required to use a material portion of our available liquidity to cover these margin requirements. In some circumstances this could have a compounding effect on our financial liquidity and results.

For additional information concerning derivatives and commodity-based trading contracts, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Rate Sensitive Instruments and Risk Management” and Notes 2 and 8 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference into this prospectus.

We are exposed to market risks beyond our control in our energy clearinghouse operations. Our energy clearinghouse and risk management operations, including proprietary energy trading, are subject to multiple market risks including market liquidity, counterparty credit strength and price volatility. Many industry participants have experienced severe business downturns resulting in some companies exiting or curtailing their participation in the energy trading markets. This has led to a reduction in the number of trading partners and lower industry trading revenues. Declining creditworthiness of some of our trading counterparties may limit the level of our trading activities with these parties and increase the risk that these parties may not perform under a contract.

Our exploration and production business is dependent on factors that cannot be predicted or controlled. Factors that may affect our financial results include weather that damages or causes the shutdown of our oil and gas producing facilities, fluctuations in natural gas and crude oil prices, results of future drilling and well completion activities and our ability to acquire additional land positions in competitive lease areas, as well as inherent operational risks that could disrupt production.

Short-term market declines in the prices of natural gas and oil could adversely affect our financial results by causing a permanent write-down of our natural gas and oil properties as required by the full cost method of accounting. Under the full cost method, all direct costs of property acquisition, exploration and development activities are capitalized. If net capitalized costs exceed the present value of estimated future net revenues based on hedge-adjusted period-end prices from the production of proved gas and oil reserves (the ceiling test) in a given country at the end of any quarterly period, then a permanent write-down of the assets must be recognized in that period.

An inability to access financial markets could affect the execution of our business plan. We and our Dominion Virginia Power and CNG subsidiaries rely on access to both short-term money markets and longer-term capital markets as a significant source of liquidity for capital requirements not satisfied by the cash flows from our operations. Management believes that we and our subsidiaries will maintain sufficient access to these financial markets based upon current credit ratings. However, certain disruptions outside of our control may increase our cost of borrowing or restrict our ability to access one or more financial markets. Such disruptions could include an economic downturn, the bankruptcy of an unrelated energy company or changes to our credit ratings. Restrictions on our ability to access financial markets may affect our ability to execute our business plan as scheduled.

Changing rating agency requirements could negatively affect our growth and business strategy. As of September 30, 2004, our senior unsecured debt is rated BBB+, negative outlook, by Standard & Poor’s Rating Group, a division of the McGraw-Hill Companies, Inc. (Standard & Poor’s) and Baa1, stable outlook, by Moody’s Investor Service (Moody’s). Both agencies have implemented more stringent applications of the financial requirements for various ratings levels. In order to maintain our current credit ratings in light of these or future new requirements, we may find it necessary to take steps or change our business plans in ways that may adversely affect our growth and earnings per share. A reduction in our credit ratings or the credit ratings of our Dominion Virginia Power and CNG subsidiaries by either Standard & Poor’s or Moody’s could increase our borrowing costs and adversely affect operating results and could require us to post additional margin in connection with some of our trading and marketing activities.

Potential changes in accounting practices may adversely affect our financial results. We cannot predict the impact future changes in accounting standards or practices may have on public companies in general, the energy industry or our operations specifically. New accounting standards could be issued that could change the way we record revenues, expenses, assets and liabilities. These changes in accounting standards could adversely affect our reported earnings or could increase reported liabilities.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary of financial information for the years ended December 31, 1999 through 2003 and the nine months ended September 30, 2004 and 2003 was derived from, and should be read in conjunction with, the audited financial statements contained in our Annual Reports on Form 10-K for the periods ended December 31, 2003, 2002, 2001, 2000 and 1999 as well as the unaudited information presented in our Quarterly Reports on Form 10-Q for the periods ended September 30, 2004 and 2003. See “Where You Can Find More Information” on page 2.

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(in millions, except per share amounts)
Operating Revenue	$10,211	$9,062	$12,078	$10,218	$10,558	$9,246	$5,520
Income from continuing operations before extraordinary item and cumulative effect of changes in accounting principles	1,040	981	949	1,362	544	415	552
Loss from discontinued operations, net of taxes	(15)	(602)	(642)	—	—	—	—
Extraordinary item, net of taxes	—	—	—	—	—	—	(255)
Cumulative effect of changes in accounting principles, net of taxes	—	113	11	—	—	21	—
Net income	1,025	492	318	1,362	544	436	297

Income from continuing operations before extraordinary item and cumulative effect of changes in accounting principles per common share—basic	3.18	3.11	2.99	4.85	2.17	1.76	2.88
Net income per common share—basic	3.13	1.56	1.00	4.85	2.17	1.85	1.55

Income from continuing operations before extraordinary item and cumulative effect of changes in accounting principles per common share—diluted	3.16	3.10	2.98	4.82	2.15	1.76	2.81
Net income per common share—diluted	3.12	1.56	1.00	4.82	2.15	1.85	1.48

Dividends paid per share	1.935	1.935	2.58	2.58	2.58	2.58	2.58

Total assets	46,148	41,536	44,186	39,998	36,431	30,683	19,132
Long-term debt	15,164	15,249	15,776	12,060	12,119	10,101	6,936
Preferred securities of subsidiary trust	—	—	—	1,397	1,132	385	385

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of this ratio, earnings are determined by adding distributed income of equity investees and fixed charges (excluding interest capitalized) to income before income taxes and minority interest after eliminating the equity in earnings or losses of equity investees. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, interest capitalized, the portion of rental expense that is representative of the interest factor and preferred stock dividends of consolidated subsidiaries (grossed-up by a factor of pre-tax net income divided by net income).

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

9 Months Ended September 30, 2004[1]	12 Months Ended September 30, 2004[2]	Years Ended December 31,
		2003[3]	2002	2001[4]	2000[5]	1999
3.00	2.42	2.29	2.82	1.82	1.56	2.35

[1]	Earnings for the nine months ended September 30, 2004 include a $67 million impairment of Dominion Capital, Inc. assets, an $18 million benefit associated with the disposition of certain assets held for sale, an $18 million benefit from the reduction of accrued expenses associated with Hurricane Isabel restoration activities, $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges following Hurricane Ivan, a $34 million benefit resulting from the termination of a long-term power purchase contract, and $18 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the nine months ended September 30, 2004.
[2]	Earnings for the twelve months ended September 30, 2004 include a $137 million impairment of Dominion Capital, Inc. assets, a $26 million impairment associated with the disposition of certain assets held for sale, $49 million for restoration expenses related to Hurricane Isabel, $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges following Hurricane Ivan, $67 million of losses resulting from the termination of long-term power purchase contracts, a $64 million charge for the restructuring and termination of certain electric sales contracts, $60 million related to impairments of our investment in Dominion Telecom and $16 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended September 30, 2004.
[3]	Earnings for the twelve months ended December 31, 2003 include a $134 million impairment of Dominion Capital, Inc. assets, $28 million for severance costs related to workforce reductions, an $84 million impairment of certain assets held for sale, $197 million for restoration expenses related to Hurricane Isabel, $105 million related to the termination of a power purchase contract, $64 million for the restructuring and termination of certain electric sales contracts, and $144 million related to our investment in Dominion Telecom including impairments, the cost of refinancings, and reallocation of equity losses. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2003.
[4]	Earnings for the twelve months ended December 31, 2001 include $220 million related to the cost of the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a $40 million loss associated with the divestiture of Saxon Capital Inc., a $281 million write-down of Dominion Capital, Inc. assets, a $151 million charge associated with Dominion’s estimated Enron-related exposure, and $105 million associated with a senior management restructuring initiative and related costs. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2001.
[5]	Earnings for the twelve months ended December 31, 2000 include $579 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2000.

CAPITALIZATION

The table below shows our unaudited capitalization on a consolidated basis as of September 30, 2004.

We have not shown our capitalization on an “as adjusted” basis because we will not receive any proceeds from this exchange offer. In addition, the capitalization information below has not been adjusted to reflect the estimated net proceeds from physical settlements of each tranche of the Forward Sale Agreement we entered into on September 7, 2004 involving 10,000,000 shares of our common stock to be sold at forward maturity prices described in that agreement. We may elect not to issue shares of our common stock in settlements of the Forward Sale Agreement, and instead settle the agreement through cash settlements at maturity. However, if all settlements under the Forward Sale Agreement are physical settlements, our total common shareholders’ equity (and total capitalization) would be increased by net proceeds of approximately $644 million.

You should read this table along with our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003, as well as the unaudited information presented in our most recent Quarterly Reports on Form 10-Q. See “Where You Can Find More Information” on page 2.

As of September 30, 2004
(in millions)
Short-term debt1	$2,109
Long-term debt:
Equity-linked securities	743
Other long-term debt	12,965
Junior subordinated notes payable to affiliated trusts	1,456

Total long-term debt[2]	15,164
Subsidiary preferred stock not subject to mandatory redemption[3]	257
Total common shareholders’ equity	10,528

Total capitalization	$28,058

[1]	Includes securities due within one year.
[2]	September 30, 2004 amounts include the effect of unamortized discount ($97 million) unamortized premium ($26 million) and deferred gains on fair value hedges ($62 million).
[3]	Includes approximately $2 million of issuance expenses of preferred stock.

COMMON STOCK PRICE RANGE AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “D.” The following table sets forth the range of intra-day high and low sale prices, as reported on the NYSE Composite Tape, and the cash dividends declared on the common stock for the periods indicated:

Price Range	High	Low	Dividends
2001
First Quarter	$68.00	$55.31	$0.645
Second Quarter	69.99	59.47	0.645
Third Quarter	64.15	55.13	0.645
Fourth Quarter	62.97	55.30	0.645
2002
First Quarter	$65.97	$56.39	$0.645
Second Quarter	67.06	60.59	0.645
Third Quarter	66.15	47.97	0.645
Fourth Quarter	55.74	35.40	0.645
2003
First Quarter	$58.62	$51.74	$0.645
Second Quarter	65.95	54.75	0.645
Third Quarter	64.28	58.05	0.645
Fourth Quarter	64.45	59.27	0.645
2004
First Quarter	$65.85	$61.20	$0.645
Second Quarter	64.75	60.78	0.645
Third Quarter	65.87	62.07	0.645
Fourth Quarter (through November 8, 2004)	66.35	62.97	0.665

On November 8, 2004, the reported last sale price of the common stock on the NYSE was $65.46 per share.

Dividends on our common stock are paid as declared by our board of directors. On October 15, 2004, our board of directors declared a dividend of $0.665 per share payable on December 20, 2004 to shareholders of record on November 29, 2004. Additionally, on July 27, 2004, we announced that we expect our board of directors to further increase our quarterly dividend to $0.67 per share in 2005. Declaration and payment of dividends on our common stock is subject to the discretion of the board of directors. Dividends are typically paid on the 20th of March, June, September and December. Dividends can be paid by check or electronic deposit, or may be reinvested.

As of September 30, 2004, we had 331,439,589 shares of common stock outstanding.

THE EXCHANGE OFFER

Securities Subject to the Exchange Offer

We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange $1,000 principal amount of New Notes and an exchange fee of $2.50 for each $1,000 principal amount of validly tendered and accepted Old Notes. We are offering to exchange New Notes for all of the Old Notes. However, the exchange offer is subject to the conditions described in this prospectus and the accompanying letter of transmittal. There are currently outstanding $220,000,000 in aggregate principal amount of Old Notes.

You may tender all, some or none of your Old Notes, subject to the terms and conditions of the exchange offer. Holders of Old Notes must tender their Old Notes in a minimum principal amount of $1,000 and multiples thereof.

The exchange offer is not being made to, and we will not accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of the offer would not be in compliance with the securities or blue sky laws of that jurisdiction.

Neither we, our officers or directors, the dealer manager, the information agent, the exchange agent nor the trustee make any recommendation to the holders of the Old Notes as to whether or not to exchange all or any portion of their Old Notes. In addition, we have not authorized anyone to make any recommendation. You must make your own decision whether to tender your Old Notes for exchange and, if so, the amount of Old Notes to tender.

Conditions to the Exchange Offer

Notwithstanding any other provisions of this exchange offer, we will not be required to accept for exchange any Old Notes tendered, and we may terminate or amend this offer if any of the following conditions precedent to the exchange offer is not satisfied, or is reasonably determined by us not to be satisfied, and, in our reasonable judgment and regardless of the circumstances giving rise to the failure of the condition, the failure of the condition makes it inadvisable to proceed with the offer or with the acceptance for exchange or exchange and issuance of the New Notes:

(1)	No action or event shall have occurred, failed to occur or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the exchange offer, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either:

•	challenges the making of the exchange offer or the exchange of Old Notes under the exchange offer or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offer or the exchange of Old Notes under the exchange offer, or

•

in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or would be material to holders of Old Notes in deciding whether to accept the exchange offer.

(2)	(a) Trading generally shall not have been suspended or materially limited on the NYSE; (b) there shall not have been any suspension or limitation of trading of any of our securities on any exchange or in the over-the-counter market; (c) no general banking moratorium shall have been declared by federal or New York authorities; or (d) there shall not have occurred any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of the exchange offer.

(3)	The trustee with respect to the Old Notes shall not have objected in any respect to, or taken any action that could in our reasonable judgment adversely affect the consummation of, the exchange offer or the exchange of Old Notes under the exchange offer, nor shall the trustee or any holder of Old Notes have taken any action that challenges the validity or effectiveness of the procedures used by us in making the exchange offer or the exchange of the Old Notes under the exchange offer.

All of the foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, in our sole discretion. Any determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

In addition, the registration statement and any post-effective amendment to the registration statement covering the New Notes must be effective under the Securities Act.

If any of the foregoing conditions are not satisfied, we may, at any time before the expiration of the exchange offer:

(a)	terminate the exchange offer and return all tendered Old Notes to the holders thereof;

(b)	modify, extend or otherwise amend the exchange offer and retain all tendered Old Notes until the expiration date, as may be extended, subject, however, to the withdrawal rights of holders (see “—Expiration Date; Extensions; Amendments,” “—Proper Execution and Delivery of Letter of Transmittal” and “—Withdrawal of Tenders” below); or

(c)	waive the unsatisfied conditions (other than the condition relating to the effectiveness of the registration statement, which may not be waived) and accept all Old Notes tendered and not previously withdrawn.

Except for the requirements of applicable United States federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or approvals to be obtained by us in connection with the exchange offer which, if not complied with or obtained, would have a material adverse effect on us.

Expiration Date; Extensions; Amendments

For purposes of the exchange offer, the term “expiration date” shall mean midnight, New York City time, on Thursday, December 9, 2004, subject to our right to extend such date and time for the exchange offer in our sole discretion, in which case, the expiration date will mean the latest date and time to which the exchange offer is extended.

We reserve the right, in our sole discretion, to (1) extend the exchange offer, (2) terminate the exchange offer upon failure to satisfy any of the conditions listed above or (3) amend the exchange offer, by giving oral (promptly confirmed in writing) or written notice of such delay, extension, termination or amendment to the exchange agent. Any such extension, termination or amendment will be followed promptly by a public announcement thereof which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If we amend the exchange offer in a manner that we determine constitutes a material or significant change, we will extend the exchange offer for a period of five to twenty business days, depending upon the significance of the amendment, if the exchange offer would otherwise have expired during such five to twenty business day period. Any change in the consideration offered to holders of Old Notes in the exchange offer will be paid to all holders whose Old Notes have previously been tendered pursuant to the exchange offer.

Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will comply with applicable securities laws by disclosing any such amendment by means of a prospectus supplement that we distribute to the holders of the Old Notes. We will have no other obligation to publish, advertise or otherwise communicate any such public announcement other than by making a timely release to any appropriate news agency, including Bloomberg Business News and the Dow Jones News Service.

Effect of Tender

Any valid tender by a holder of Old Notes that is not validly withdrawn prior to the expiration date of the exchange offer will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer and the letter of transmittal. The acceptance of the exchange offer by a tendering holder of Old Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

Acceptance of Old Notes for Exchange

The New Notes will be delivered in book-entry form and the exchange fee will be paid on the settlement date which we anticipate will be promptly following the expiration date of the exchange offer.

We will be deemed to have accepted validly tendered Old Notes when, and if, we have given oral (promptly confirmed in writing) or written notice thereof to the exchange agent. Subject to the terms and conditions of the exchange offer, the issuance of New Notes will be recorded in book-entry form by the exchange agent upon receipt of such notice. The exchange agent will act as agent for tendering holders of the Old Notes for the purpose of receiving book-entry transfers of Old Notes in the exchange agent’s account at DTC. If any validly tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, including if Old Notes are validly withdrawn, such withdrawn Old Notes will be returned without expense to the tendering holder or such Old Notes will be credited to an account maintained at DTC designated by the DTC participant who delivered the Old Notes, in either case, promptly after the expiration or termination of the exchange offer.

Procedures for Exchange

If you hold Old Notes and wish to exchange them for New Notes and the exchange fee, you must validly tender, or cause the valid tender of, your Old Notes using the procedures described in this prospectus and in the accompanying letter of transmittal.

Only registered holders of Old Notes are authorized to tender the Old Notes. The procedures by which you may tender or cause to be tendered Old Notes will depend upon the manner in which the Old Notes are held, as described below.

Tender of Old Notes Held Through a Nominee

If you are a beneficial owner of Old Notes that are held of record by a custodian bank, depositary, broker, dealer, trust company or other nominee, and you wish to tender Old Notes in the exchange offer, you should contact the record holder promptly and instruct the record holder to tender the Old Notes on your behalf using one of the procedures described below. Your nominee will provide you with its instruction letter, which you must use to give these instructions.

Tender of Old Notes Through DTC

Pursuant to authority granted by DTC, if you are a DTC participant that has Old Notes credited to your DTC account and thereby held of record by DTC’s nominee, you may directly tender your Old Notes as if you were the record holder. References to registered or record holders include DTC participants with Old Notes credited to their accounts. If you are not a DTC participant, you may tender your Old Notes by book-entry transfer by contacting your broker or opening an account with a DTC participant. Within two business days after the date of this prospectus, the exchange agent will establish accounts with respect to the Old Notes at DTC for purposes of the exchange offer.

Any participant in DTC may tender Old Notes by effecting a book-entry transfer of the Old Notes to be tendered in the exchange offer into the account of the exchange agent at DTC by electronically transmitting its acceptance of the exchange offer through DTC’s ATOP procedures for transfer; if ATOP procedures are followed, DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent’s account at DTC and send an agent’s message to the exchange agent. An “agent’s message” is a message, transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC participant tendering Old Notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. A “book-entry confirmation” is a timely confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC. DTC participants following this procedure should allow sufficient time for completion of the ATOP procedures prior to 5:00 p.m. New York City time on the expiration date of the exchange offer.

Any DTC participant may also tender Old Notes by completing and signing the letter of transmittal according to the instructions and delivering it, together with any signature guarantees and other required documents, to the exchange agent at its address on the back cover page of this prospectus.

The letter of transmittal (or a signed facsimile thereof), with any required signature guarantees and other required documents, or (in the case of book-entry transfer) an agent’s message in lieu of the letter of transmittal, must be transmitted to and received by the exchange agent, and the exchange agent must have received a timely book-entry confirmation, prior to the expiration date of the exchange offer at one of its addresses set forth on the back cover page of this prospectus. Delivery of such documents to DTC does not constitute delivery to the exchange agent.

Letter of Transmittal

Subject to and effective upon the acceptance for exchange and exchange of New Notes for Old Notes, by executing and delivering a letter of transmittal (or agreeing to the terms of a letter of transmittal pursuant to an agent’s message), a tendering holder of Old Notes:

•	irrevocably sells, assigns and transfers to or upon our order all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of the Old Notes tendered thereby;
•	waives any and all rights with respect to the Old Notes;

•	releases and discharges us and the trustee with respect to the Old Notes from any and all claims such holder may have, now or in the future, arising out of or related to the Old Notes, including, without limitation, any claims that such holder is entitled to participate in any redemption of the Old Notes;

•	represents and warrants that the Old Notes tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind;

•	designates an account number of a DTC participant in which the New Notes are to be credited; and

•	irrevocably appoints the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered Old Notes, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the Old Notes tendered to be assigned, transferred and exchanged in the exchange offer.

Proper Execution and Delivery of Letter of Transmittal

If you wish to participate in the exchange offer, delivery of your Old Notes, signature guarantees and other required documents is your responsibility. Delivery is not complete until the required items are actually received by the exchange agent. If you mail these items, we recommend that you (1) use registered mail with return receipt requested, properly insured, and (2) mail the required items sufficiently in advance of the expiration date with respect to the exchange offer to allow sufficient time to ensure timely delivery.

Except as otherwise provided below, all signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program. Signatures on a letter of transmittal need not be guaranteed if:

•	the letter of transmittal is signed by a participant in DTC whose name appears on a security position listing of DTC as the owner of the Old Notes and the holder(s) has not completed the portion entitled “Special Issuance and Payment Instructions” on the letter of transmittal; or

•	the Old Notes are tendered for the account of an eligible guarantor institution.

Guaranteed Delivery Procedures

Holders who wish to tender their Old Notes and:

•	whose Old Notes are not immediately available;

•	who cannot complete the procedures for book-entry transfer on a timely basis;

•	who cannot deliver their Old Notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

•	who cannot complete a tender of Old Notes held in book-entry form using DTC’s ATOP procedures on a timely basis may effect a tender if they tender through an eligible institution or if they tender using ATOP’s guaranteed delivery procedures.

A tender of Old Notes made by or through an eligible guarantor institution will be accepted if:

(1)	prior to midnight New York City time, on the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmittal, e-mail or hand delivery, that:

•	sets forth the name and address of the holder and the principal amount of the Old Notes tendered;

•	states that the tender is being made; and

•	guarantees that, within three business days after the expiration date, a properly completed and validly executed letter of transmittal or facsimile (or, alternatively, an agent’s message), together with a confirmation of book-entry transfer into the exchange agent’s account at DTC for Old Notes delivered electronically, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(2)	the properly completed and executed letter of transmittal or a facsimile (or, alternatively, an agent’s message) together with a book-entry confirmation and all other documents required by the letter of transmittal, are received by the exchange agent within three business days after the expiration date.

A tender by guaranteed delivery made through DTC’s ATOP will be accepted if:

(1)	prior to 5:00 p.m. New York City time, on the expiration date, the exchange agent receives an agent’s message from DTC stating that DTC has received an express acknowledgement from the participant in DTC tendering the Old Notes that they have received and agree to be bound by the notice of guaranteed delivery; and

(2)	the exchange agent receives, within three business days after the expiration date, either:

•	a book-entry conformation, including an agent’s message, transmitted via DTC’s ATOP procedures; or

•	a properly completed and executed letter of transmittal or a facsimile and all other documents required by the letter of transmittal.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Tenders of Old Notes in connection with the exchange offer may be withdrawn at any time prior to midnight New York City time on the expiration date of the exchange offer, but you must withdraw all of your Old Notes previously tendered. Tenders of Old Notes may not be withdrawn at any time after such date unless the exchange offer is extended, in which case tenders of Old Notes may be withdrawn at any time prior to the expiration date, as extended. In addition, tenders may be withdrawn if we have not accepted Old Notes tendered for exchange at any time after January 10, 2005.

Beneficial owners desiring to withdraw Old Notes previously tendered should contact the DTC participant through which such beneficial owners hold their Old Notes. In order to withdraw Old Notes previously tendered, a DTC participant may, prior to the expiration date of the exchange offer, withdraw its instruction previously transmitted through ATOP by (i) withdrawing its acceptance through ATOP or (ii) delivering to the exchange agent by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notice of withdrawal must contain the name and number of the DTC participant. The method of notification is at the risk and election of the holder and must be timely received by the exchange agent. Withdrawal of a prior instruction will be effective upon receipt of the notice of withdrawal by the exchange agent. All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program. However, signatures on the notice of withdrawal need not be guaranteed if the Old Notes being withdrawn are held for the account of an eligible guarantor institution. A withdrawal of an instruction must be executed by a DTC participant in the same manner as such DTC participant’s name appears on its transmission through ATOP to which such withdrawal relates. A DTC participant may withdraw a tender only if such withdrawal complies with the provisions described in this paragraph.

Withdrawals of tenders of Old Notes may not be rescinded and any Old Notes withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. Properly withdrawn Old Notes, however, may be retendered by following the procedures described above at any time prior to the expiration date of the exchange offer.

Miscellaneous

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Notes in connection with the exchange offer will be determined by us, in our reasonable judgment, and our determination will be final and binding. We reserve the absolute right to reject any and all tenders not in proper form or the acceptance for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Old Notes in the exchange offer, and the interpretation by us of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties, provided that we will not waive any condition to the offer with respect to an individual holder of Old Notes unless we waive that condition for all such holders. None of us, the exchange agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Tenders of Old Notes involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived. Old Notes received by the exchange agent in connection with the exchange offer that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the DTC participant who delivered such Old Notes by crediting an account maintained at DTC designated by such DTC participant promptly after the expiration date of the exchange offer or the withdrawal or termination of the exchange offer.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer and exchange of Old Notes to us in the exchange offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. Other reasons transfer taxes could be imposed include:

•	if New Notes in book-entry form are to be registered in the name of any person other than the person signing the letter of transmittal; or

•	if tendered Old Notes are registered in the name of any person other than the person signing the letter of transmittal.

If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with the letter of transmittal, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payments due with respect to the Old Notes tendered by such holder.

Exchange Agent

JPMorgan Chase Bank has been appointed the exchange agent for the exchange offer. Letters of transmittal, notices of guaranteed delivery and all correspondence in connection with the exchange offer should be sent or delivered by each holder of Old Notes, or a beneficial owner’s custodian bank, depositary, broker, dealer, trust company or other nominee, to the exchange agent at the address set forth on the back cover page of this prospectus. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.

Information Agent

D.F. King & Co. Inc. has been appointed as the information agent for the exchange offer, and will receive customary compensation for its services. Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent at the address set forth on the back cover page of this prospectus. Holders of Old Notes may also contact their custodian bank, depositary, broker, dealer, trust company or other nominee for assistance concerning the exchange offer.

Dealer Manager

We have retained Morgan Stanley & Co. Incorporated to act as dealer manager in connection with the exchange offer.

We will reimburse the dealer manager for certain out-of-pocket expenses, including the fees and expenses of its legal counsel incurred in connection with the exchange offer. The obligations of the dealer manager are subject to certain conditions. We have agreed to indemnify the dealer manager against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments that the dealer manager may be required to make in respect thereof. Questions regarding the terms of the exchange offer may be directed to the dealer manager at the address set forth on the back cover page of this prospectus.

From time to time, the dealer manager and its affiliates have provided investment banking, commercial banking and financial advisory services to us for customary compensation. At any given time, the dealer manager may trade the Old Notes or other securities of ours or our affiliates for its own accounts or for the accounts of its customers, and accordingly, may hold a long or a short position in the Old Notes or other securities. The dealer manager was an underwriter in the offering of the Old Notes.

None of the dealer manager, the information agent or the exchange agent assumes any responsibility for the accuracy or completeness of the information concerning us or our affiliates contained in this document or related documents or for any failure by us to disclose events that may have occurred and may affect the significance or accuracy of such information.

Other Fees and Expenses

Tendering holders of Old Notes will not be required to pay any expenses of soliciting tenders in the exchange offer. However if a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions.

DESCRIPTION OF THE NEW NOTES

Set forth below is a description of the specific terms of the New Notes, which should be read together with the other sections of this prospectus. The New Notes will be issued under an indenture (the Senior Indenture) dated as of June 1, 2000, between Dominion and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as indenture trustee, as supplemented and amended by the Twenty-Seventh Supplemental Indenture, dated as of December 1, 2004 (the Supplemental Indenture). The Senior Indenture contains terms applicable to all series of debt securities (Debt Securities) issued under the Senior Indenture, including the New Notes. The Supplemental Indenture contains terms specific to the New Notes. This “Description of the New Notes” includes a description of the terms in the Supplemental Indenture that relate only to the New Notes and also includes descriptions of provisions from the Senior Indenture that are applicable to all Debt Securities, including the New Notes. The following description is not complete in every detail and is subject to, and is qualified in its entirety by reference to, the Senior Indenture and the Supplemental Indenture, which are included as exhibits to this registration statement of which this prospectus is a part and are incorporated by reference. Capitalized terms used in this “Description of the New Notes” that are not defined in this prospectus have the meanings given to them in the Senior Indenture or the Supplemental Indenture. In the “Description of New Notes” section, references to “Dominion,” “we,” “us” and “our” mean Dominion Resources, Inc., excluding any of its subsidiaries unless otherwise expressly stated or the context otherwise requires.

General

The New Notes will be unsecured senior obligations of Dominion. The New Notes will initially be limited in aggregate principal amount to $220,000,000. We may, without the consent of the existing holders of New Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the New Notes. Any additional notes having such similar terms, together with the New Notes, will constitute a single series of notes under the Senior Indenture.

The entire principal amount of the New Notes will mature and become due and payable, together with any accrued and unpaid interest, on December 15, 2023, unless earlier converted, redeemed or purchased. The New Notes are not subject to any sinking fund provision. The New Notes will be issued in denominations of $1,000 and any integral multiple of $1,000. We use the term “New Note” in this prospectus to refer to each $1,000 principal amount of New Notes.

Holders of the New Notes have the option, subject to fulfillment of certain conditions and during the periods described below, to deliver New Notes for conversion at a conversion rate equal to the value of 13.5865 shares of common stock per $1,000 principal amount of New Notes. Upon conversion, holders will receive cash or a combination of cash and stock as described under “—Conversion Rights—Payment.” The conversion rate is subject to adjustment if certain events occur.

If any interest payment date, maturity date, redemption date or purchase date (including upon the occurrence of a Fundamental Change, as described below)

of a New Note falls on a day that is not a business day, the required payment will be made on the next succeeding business day with the same force and effect as if made on the date that the payment was due and no additional interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or purchase date (including upon the occurrence of a Fundamental Change), as the case may be, to the date of that payment on the next succeeding business day.

Ranking

The New Notes will be our direct, unsecured and unsubordinated obligations, will rank equally with all of our other senior unsecured debt and will be effectively subordinated to our secured debt, if any.

Because we are a holding company and conduct all of our operations through our subsidiaries, our ability to meet our obligations under the New Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of New Notes will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. As of September 30, 2004, Dominion Virginia Power had approximately 2.59 million issued and outstanding shares of preferred stock with an aggregate liquidation preference of $259 million. In addition to trade debt, some of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of September 30, 2004, our subsidiaries had approximately $9.7 billion of outstanding long-term debt (including securities due within one year).

The Senior Indenture contains no restrictions on the amount of additional indebtedness that we may incur.

Interest

Each New Note will bear interest at the rate of 2.125% per year from the last interest payment date on which interest was paid on the Old Notes. The last interest payment date on the Old Notes was June 15, 2004 and the next scheduled interest payment date is December 15, 2004.

Interest is payable semi-annually in arrears on June 15 and December 15 of each year (each, an Interest Payment Date). The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months.

So long as the New Notes remain in book-entry only form, the record date for each Interest Payment Date will be the close of business on the business day before the applicable Interest Payment Date. If the New Notes are not in book-entry only form, the record date for each Interest Payment Date will be the close of business on the fifteenth calendar day before the applicable Interest Payment Date (whether or not a business day).

Contingent Interest

Beginning with the six-month interest period commencing on December 15, 2006, we will pay contingent interest during a six- month interest period if the average trading price of a New Note for the five trading days immediately preceding the first day of the six-month interest period equals or exceeds

120% of the principal amount of the New Note.

During any period when contingent interest is payable, the contingent interest payable per New Note in respect of any six-month period will equal 0.25% of the average trading price of the New Note for the five trading day reference period.

We will notify the holders of the New Notes upon a determination that they will be entitled to receive contingent interest during a six-month interest period.

Conversion Rights

Subject to the conditions and during the periods described below, holders may convert each of their New Notes into an amount of cash and stock equal to 13.5865 shares of common stock per $1,000 principal amount of New Notes. The conversion rate and the equivalent conversion value in effect at any given time are referred to as the “conversion rate” and the “conversion value,” respectively, and will be subject to adjustment as described below. Holders may convert fewer than all of their New Notes so long as the New Notes converted are an integral multiple of $1,000.

Upon conversion of New Notes, a holder will not receive any cash payment of interest (unless the conversion occurs between a regular record date and the interest payment date to which it relates), and we will not adjust the conversion rate to account for accrued and unpaid interest. Our delivery to the holder of the cash and stock in an amount equal to the conversion value will be deemed to satisfy our obligation to pay the principal amount of the New Note and accrued but unpaid interest, including contingent interest, if any. As a result, accrued but unpaid interest, including contingent interest, if any, to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited. For a discussion of the tax treatment to you of receiving cash and, if applicable, our common stock upon conversion, see “Certain United States Federal Income Tax Considerations.”

If a holder converts New Notes, we will pay any documentary, stamp or similar issue or transfer tax due on any issue of shares of our common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

If a holder wishes to exercise the conversion right, the holder must deliver an irrevocable duly completed conversion notice, together, if the New Notes are in certificated form, with the certificated security, to the conversion agent (which will initially be the trustee) along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax and interest, if required. The conversion agent will, on the holder’s behalf, convert the New Notes into cash and (depending on the applicable conversion value) shares of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent. Cash payable upon conversion, together with, if applicable, a certificate, or a book-entry transfer through DTC for shares of our common stock into which any New Notes are converted, will be delivered through the conversion agent as soon as practicable, but no later than the tenth business day, following the conversion date.

If a holder has already delivered a purchase notice as described under either “—Repurchase at the Option of the Holder” or “—Fundamental Change Requires Repurchase at the Option of the Holder” with respect to a New Note, however, the holder may not surrender that New Note for conversion until the holder has withdrawn the purchase notice.

Holders of New Notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of the New Notes at any time after the close of business on the applicable regular record date. New Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the New Notes; provided, however, that no such payment need be made if (1) we have specified a redemption date that is after a record date and on or before the next interest payment date, (2) we have specified a purchase date following a Fundamental Change that is during such period or (3) only to the extent of overdue interest or overdue contingent interest, any overdue interest or overdue contingent interest exists at the time of conversion with respect to the New Note.

Payment

Upon conversion of any New Note, the holder will receive cash and, if applicable, shares of our common stock, the aggregate value of which (the conversion value) will be equal to the product of x and y and z, where:

x is equal to the aggregate principal amount of New Notes to be converted divided by 1,000;

y is equal to the then applicable conversion rate; and

z is equal to the arithmetic average of the Daily Volume Weighted Average Price of our common stock (appropriately adjusted to take into account the occurrence during such period of stock splits and similar events) for the five consecutive trading days beginning on the second trading day immediately following the day the New Notes are tendered for conversion (the Five Day Weighted Average Price). “Daily Volume Weighted Average Price” means, for any trading day the volume weighted average price per share of our common stock on the NYSE or, if our common stock is not listed on the NYSE, on the principal exchange or over-the-counter market on which our common stock is then listed or traded (including, for this purpose, the Nasdaq National Market), during regular trading hours for that trading day, as displayed by Bloomberg (or any successor) or, if such volume weighted average price is not available, the last reported sale price for that trading day.

We will deliver the conversion value to converting holders as follows:

(i)	an amount in cash (the Principal Return) equal to the lesser of (A) the conversion value and (B) the aggregate principal amount of the New Notes being converted; and

(ii)	if the conversion value exceeds the Principal Return (such excess, the Net Share Amount), we will (A) deliver the number of whole shares of common stock (the Net Shares) and (B) pay Additional Cash, determined as set forth below.

The number of Net Shares to be delivered will be the integer part of the number obtained by dividing the Net Share Amount by the Five Day Weighted Average Price. Additional Cash will be an amount, rounded up to the nearest cent, equal to the difference between (i) the Net Share Amount and (ii) the number of Net Shares multiplied by the Five Day Weighted Average Price. Holders of Notes will not receive fractional shares upon conversion of Notes. In lieu of fractional shares, holders will receive the Additional Cash described in the preceding sentence.

Convertibility of New Notes

Holders may surrender their New Notes for conversion into shares of our common stock in only the following circumstances:

Conversion upon Satisfaction of Sale Price Condition

A holder may surrender New Notes for conversion in any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price per share of our common stock on the last trading day of the quarter.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market.

If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.

If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and asked prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

Conversion Upon Notice of Redemption

If we call any or all of the New Notes for redemption, holders of the New Notes to be redeemed may convert their New Notes at any time before the close of business on the business day immediately preceding the redemption date, even if the New Notes are not otherwise convertible at that time.

Conversion upon Specified Corporate transactions

If we elect to:

•	distribute to all holders of our common stock rights entitling them to purchase, for a period expiring within 45 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 5% of the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, we must notify the holders of the New Notes at least 20 business days before the ex-dividend date for the distribution. Once we have given the notice, holders may surrender their New Notes for conversion at any time until the earlier of the close of business on the business day immediately before the ex-dividend date or our announcement that the distribution will not take place, even if the New Notes are not otherwise convertible at that time. No holder may exercise this right to convert if the holder otherwise may participate in the distribution without conversion. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.

In addition, if we are party to a consolidation, merger, binding share exchange or transfer of all or substantially all our assets under which our common stock would be converted into cash or property other than securities, a holder may surrender New Notes for conversion at any time from and after the date which is 15 days before the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction (or, if such consolidation, merger, share exchange or transfer of assets is a Fundamental Change, until the Fundamental Change purchase date). If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets under which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a New Note into our common stock will be changed into a right to convert a New Note into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted New Notes immediately before the applicable record date for the transaction. If the transaction also constitutes a Fundamental Change, as defined below, a holder can require us to purchase all or a portion of its New Notes as described below under “—Fundamental Change Requires Repurchase at the Option of the Holder.”

Conversion Upon Credit Ratings Event

A holder may surrender New Notes for conversion before maturity during any period in which (i) the long-term credit ratings assigned to the New Notes by both Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services are lower than Baa3 and BBB-, respectively, (ii) both Moody’s and Standard & Poor’s no longer rate the New Notes or have withdrawn their ratings with respect to the New Notes, or (iii) either Moody’s or Standard & Poor’s no longer rates the New Notes or has withdrawn or suspended such rating and the remaining rating is lower than Baa3 or BBB-, as applicable. References to Moody’s and Standard & Poor’s include any successors to these entities.

Conversion Rate Adjustments

The applicable conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(l)	the payment of dividends in the form of common stock or distributions of common stock;

(2)	the issuance to all holders of common stock of rights, warrants or options (other than under any dividend reinvestment or share purchase plans) entitling them, for a period of up to 45 days from the date of issuance of the rights, warrants or options to subscribe for or purchase common stock at less than the current market price thereof;

(3)	subdivisions, splits and combinations of common stock;

(4)	distributions to all holders of common stock of evidences of our indebtedness, shares of capital stock, securities, cash, property or assets (excluding any dividend or distribution covered by clause (1) or (2) above and any dividend or distribution paid exclusively in cash); if we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted;

(5)	Distributions on or after December 11, 2003 consisting exclusively of cash to all holders of outstanding shares of common stock (excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of our common stock in any quarter does not exceed $0.645) ($0.645 being the “dividend threshold amount”); the dividend threshold amount is subject to adjustment in a manner inversely proportional to adjustments to the conversion rate, provided that no adjustment will be made to the dividend threshold amount for any adjustment made to the conversion rate under this clause (5); if there is a dividend or distribution to which this clause (5) applies, the conversion rate will be adjusted by multiplying the applicable conversion rate by a fraction,

•	the numerator of which will be the current market price of our common stock minus the dividend threshold amount; and

•	the denominator of which will be the current market price of our common stock minus the amount per share of such dividend or distribution; provided that if an adjustment is required to be made under this clause as a result of a distribution that is not a quarterly dividend, the dividend threshold amount will be deemed to be zero; or

(6)	We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and the value of any other consideration included in the payment per share of common stock exceeds the average of the closing sale price per share of our common stock for each of the 10 consecutive trading days next succeeding the last date on which tenders or exchanges may be made under such tender or exchange offer.

If we have a rights plan in effect upon conversion of the New Notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless the rights have separated from the common stock before the conversion, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of the rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger, or share exchange involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your New Notes you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the New Notes into our common stock immediately before any of these events.

In addition to these adjustments, we may increase the conversion rate as our board of directors deems advisable to avoid or diminish any income tax to holders of our capital stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. For a discussion of the United States federal income tax treatment of an adjustment to the conversion rate of the New Notes, see “Certain United States Federal Income Tax Considerations—Constructive Dividends.”

The “current market price” per share of common stock on any day means the average of the daily closing prices for the five consecutive trading days ending on the earlier of the day in question (including upon the occurrence of a Fundamental Change) and the day before “ex-dividend trading” with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term ex- dividend trading,” when used with respect to any issuance or distribution, will mean the first date on which the common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

No adjustment to the conversion rate or the ability of a holder of a New Note to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock under any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares under any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock under any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the New Notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest, including contingent interest, if any.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the applicable conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than 1% will be carried forward and taken into account in any subsequent adjustment.

Optional Redemption

Before December 20, 2006, the New Notes will not be redeemable. On or after December 20, 2006, we may redeem for cash some or all of the New Notes at any time for a price equal to 100% of the principal amount of the New Notes to be redeemed plus any accrued and unpaid interest, including contingent interest, if any, to but excluding the redemption date.

If we decide to redeem fewer than all of the outstanding New Notes, the Trustee will select the New Notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, or on a pro rata basis or by another method the Trustee considers fair and appropriate.

If the Trustee selects a portion of a holder’s New Notes for partial redemption and the holder converts a portion of the New Notes, the converted portion will be deemed to be from the portion selected for redemption.

We will mail a notice of redemption at least 20 days but not more than 60 days before the Redemption Date to each holder of New Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the New Notes or portions thereof called for redemption.

Repurchase at the Option of the Holder

Holders have the right to require us to purchase all or a portion of their New Notes on December 15, 2006, December 15, 2008, December 15, 2013 and December 15, 2018 (each, a purchase date). Any New Note purchased by us on a purchase date will be paid for in cash. We will be required to purchase any outstanding New Notes for which a holder delivers a written purchase notice to the paying agent (which will initially be the trustee). This notice must be delivered during the period beginning at any time from the opening of business on the date that is 25 business days before the relevant purchase date until the close of business on the fifth business day before the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related New Notes.

The purchase price payable will be equal to 100% of the principal amount of the New Notes to be purchased plus any accrued and unpaid interest, including contingent interest, if any, to but excluding the purchase date.

On or before the 30th business day before each purchase date, we will provide the Trustee, the paying agent and holders of the New Notes, and beneficial owners, as required by applicable law, a notice stating, among other things:

•	the purchase price;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that holders must follow to require us to purchase their New Notes.

A notice electing to require us to purchase the New Notes must state:

•	if certificated New Notes have been issued, the certificate numbers of the New Notes;

•	the portion of the principal amount of New Notes to be purchased, in integral multiples of $1,000; and

•	that the New Notes are to be purchased by us under the applicable provisions of the New Notes and the Supplemental Indenture.

If the New Notes are not in certificated form, the notice must comply with appropriate DTC procedures.

No New Notes may be purchased at the option of holders if the principal amount of the New Notes has been accelerated, and the acceleration has not been rescinded.

Holders may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent before the close of business on the fifth business day before the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn New Notes;

•	if certificated New Notes have been issued, the certificate numbers of the withdrawn New Notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the New Notes are not in certificated form, the withdrawal notice must comply with appropriate DTC procedures.

Holders must either effect book-entry transfer or deliver the New Notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. Holders will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the New Notes. If the paying agent holds money or securities sufficient to pay the purchase price of the New Notes on the purchase date, then:

•	the New Notes to be purchased will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the New Notes is made or whether or not the New Note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the New Notes).

If applicable, we will comply with the requirements of Section 14(e) of the Exchange Act and the rules promulgated thereunder, and any other applicable securities laws or regulations, in connection with any repurchase of New Notes at the option of the holders.

Fundamental Change Requires Repurchase at the Option of the Holder

If a Fundamental Change (as defined below in this section) occurs at any time before maturity, holders will have the right, at their option, to require us to purchase any or all of their New Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, for cash. The cash price we are required to pay is equal to 100% of the principal amount of the New Notes to be purchased plus accrued and unpaid interest, including contingent interest, if any, to but excluding the Fundamental Change purchase date.

A “Fundamental Change” will be deemed to have occurred at any time after the New Notes are originally issued if any of the following occurs:

(1)	a “person” or “group” within the meaning of Section 13 (d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of directors; or

(2)	consummation of any share exchange, consolidation or merger involving us or our common equity or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries, under which our common stock will be converted into cash, securities or other property; provided, however, that a transaction where the holders of our common equity immediately before the transaction have, directly or indirectly, more than 50% of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after the transaction will not be a Fundamental Change.

A Fundamental Change will not be deemed to have occurred in respect of either of the foregoing, however, if either:

(1)	the last reported sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the Fundamental Change or the public announcement thereof, equals or exceeds 105% of the applicable conversion price of the New Notes immediately before the Fundamental Change or the public announcement thereof; or

(2)	at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Fundamental Change consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a Fundamental Change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the New Notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

For purposes of the above paragraph the term capital stock of any person means any and all shares (including ordinary shares or American Depositary Shares), interests, participations, or other equivalents however designated, of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

On or before the 30th day after the occurrence of a Fundamental Change, we will provide to all holders of the New Notes and the Trustee and paying agent a notice of the occurrence of the Fundamental Change and of the resulting purchase right. Such notice will state, among other things:

•	the events causing a Fundamental Change;

•	the date of the Fundamental Change;

•	the last date on which a holder may exercise the purchase right;

•	the Fundamental Change purchase price;

•	the Fundamental Change purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•	the New Notes with respect to which a Fundamental Change purchase notice has been given by the holder may be converted only if the holder withdraws the Fundamental Change purchase notice in accordance with the terms of the Senior Indenture; and

•	the procedures that holders must follow to require us to purchase their New Notes.

To exercise the purchase right, holders must deliver before the close of business on the fifth business day immediately preceding the purchase date, subject to extension to comply with applicable law, the New Notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the New Notes duly completed, to the paying agent. The purchase notice must state:

•	if certificated, the certificate numbers of the New Notes to be delivered for purchase;

•	the portion of the principal amount of New Notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the New Notes are to be purchased by us under the applicable provisions of the New Notes and the Supplemental Indenture.

If the New Notes are not in certificated form, the notice must comply with appropriate DTC procedures.

A holder may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent before the close of business on the fifth business day before the Fundamental Change purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn New Notes;

•	if certificated New Notes have been issued, the certificate numbers of the withdrawn New Notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the New Notes are not in certificated form, the withdrawal notice must comply with appropriate DTC procedures.

We will be required to purchase the New Notes no later than 30 days after the date of our notice of the occurrence of the relevant Fundamental Change subject to extension to comply with applicable law. Holders will receive payment of the Fundamental Change purchase price promptly following the later of the Fundamental Change purchase date or the time of book-entry transfer or the delivery of the New Notes. If the paying agent holds money or securities sufficient to pay the Fundamental Change purchase price of the New Notes on the Fundamental Change purchase date, then:

•	the New Notes to be purchased will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the New Notes is made or whether or not the New Note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the Fundamental Change purchase price upon delivery or transfer of the New Notes).

The rights of the holders to require us to purchase their New Notes upon a Fundamental Change could discourage a potential acquirer from purchasing our shares. The Fundamental Change purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change purchase feature is a standard term contained in other offerings of debt securities similar to the New Notes. The terms of the Fundamental Change purchase feature resulted from negotiations between the underwriters of the offering of the Old Notes and us.

The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the New Notes upon a Fundamental Change may not protect holders if there is a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No New Notes may be purchased at the option of holders upon a Fundamental Change if the principal amount of the New Notes has been accelerated and such acceleration has not been rescinded.

Calculations in Respect of New Notes

We will be responsible for making all calculations called for under the New Notes. These calculations include, but are not limited to, determinations of the market prices of our common stock, accrued interest, including contingent interest, if any, payable on the New Notes and the conversion rate and conversion value of the New Notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of New Notes. We will provide a schedule of our calculations to each of the Trustee and the conversion agent, and each of the Trustee and conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The Trustee will forward our calculations to any holder of New Notes upon the request of that holder.

Covenants

Under the Senior Indenture we will:

•	pay the principal, interest and premium, if any, on the New Notes when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the Trustee at the end of each fiscal year confirming our compliance with our obligations under the Senior Indenture; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any. (Sections 1001, 1002, 1003 & 1006 of the Senior Indenture.)

Consolidation, Merger or Sale

The Senior Indenture provides that we may consolidate or merge with or into, or sell all or substantially all of our properties and assets to, another corporation or other entity, provided that any successor assumes our obligations under the Senior Indenture and the Debt Securities, including the New Notes, issued under the Senior Indenture. We must also deliver an opinion of counsel to the Trustee affirming our compliance with all conditions in the Senior Indenture relating to the transaction. When the conditions are satisfied, the successor will succeed to and be substituted for us under the Senior Indenture, and we will be relieved of our obligations under the Senior Indenture and the Debt Securities issued under it, including the New Notes. (Sections 801 & 802 of the Senior Indenture.)

Limitation on Liens

While any of the New Notes are outstanding, we are not permitted to create liens upon any Principal Property (as defined below) or upon any shares of stock of any Material Subsidiary (as defined below), which we now own or will own in the future, to secure any of our debt, unless at the same time we provide that the New Notes will also be secured by that lien on an equal and ratable basis. However, we are generally permitted to create the following types of liens:

(1)	purchase money liens on future property acquired by us; liens of any kind existing on property or shares of stock at the time they are acquired by us; conditional sales agreements and other title retention agreements on future property acquired by us (as long as none of those liens cover any of our other properties);

(2)	liens on our property or any shares of stock of any Material Subsidiary that exist as of the date the New Notes are first issued; liens on the shares of stock of any corporation, which liens existed at the time that corporation became a Material Subsidiary; certain liens typically incurred in the ordinary course of business;

(3)	liens in favor of the United States (or any State), any foreign country or any department, agency or instrumentality or political subdivision of those jurisdictions, to secure payments pursuant to any contract or statute or to secure any debt incurred for the purpose of financing the purchase price or the cost of constructing or improving the property subject to those liens, including, for example, liens to secure debt of the pollution control or industrial revenue bond type;

(4)	debt that we may issue in connection with a consolidation or merger of Dominion or any Material Subsidiary with or into any other company (including any of our affiliates or Material Subsidiaries) in exchange for secured debt of that company (Third Party Debt) as long as that debt (i) is secured by a mortgage on all or a portion of the property of that company, (ii) prohibits secured debt from being incurred by that company, unless the Third Party Debt is secured on an equal and ratable basis or (iii) prohibits secured debt from being incurred by that company;

(5)	debt of another company that we must assume in connection with a consolidation or merger of that company, with respect to which any of our property is subjected to a lien;

(6)	liens on any property that we acquire, construct, develop or improve after the date the New Notes are first issued that are created before or within 18 months after the acquisition, construction, development or improvement of the property and secure the payment of the purchase price or related costs;

(7)	liens in favor of Dominion, our Material Subsidiaries or our wholly-owned subsidiaries;

(8)	the replacement, extension or renewal of any lien referred to above in clauses (1) through (7) as long as the amount secured by the liens or the property subject to the liens is not increased; and

(9)	any other lien not covered by clauses (1) through (8) above as long as immediately after the creation of the lien the aggregate principal amount of debt secured by all liens created or assumed under this clause (9) does not exceed 10% of our common shareholders’ equity.

When we use the term “lien” in this section, we mean any mortgage, lien, pledge, security interest or other encumbrance of any kind; “Material Subsidiary” means each of our subsidiaries whose total assets (as determined in accordance with GAAP) represent at least 20% of Dominion’s total assets on a consolidated basis; and “Principal Property” means any of Dominion’s plants or facilities located in the United States that in the opinion of our Board of Directors or management is of material importance to the business conducted by Dominion and our consolidated subsidiaries taken as whole.

Payment and Transfer; Paying Agent

The paying agent will pay the principal of the New Notes only if the New Notes are surrendered to it. The paying agent will pay principal and interest on New Notes, subject to such surrender, where applicable, at its office or, at our option:

•	by wire transfer to an account at a banking institution in the United States that is designated in writing to the Trustee at least 16 days before the date of payment by the person entitled to that payment (which so long as the New Notes are Book-Entry Debt Securities, is DTC or its nominee); or

•	by check mailed to the address of the person entitled to that interest as that address appears in the security register for those New Notes. (Sections 307 & 1001 of the Senior Indenture.)

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in New Notes that are Book-Entry Debt Securities, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. We expect that DTC, upon receipt of any payment of principal, interest or premium, if any, in New Notes that are Book-Entry Debt Securities, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Book-Entry New Note as shown on the records of the securities depositary. We also expect that payments by participants to owners of beneficial interests in a Book-Entry New Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of the participants.

The Trustee will act as paying agent for the New Notes. The principal corporate trust office of the Trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts. (Section 1002 of the Senior Indenture.)

Any money that we have paid to a paying agent for principal or interest on any New Notes which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After any repayment, holders should look only to us for those payments. (Section 1003 of the Senior Indenture.)

Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency we maintain for those purposes, without the payment of any service charge except for any tax or governmental charge. (Section 1002 of the Senior Indenture.)

Upon issuance, the New Notes will be represented by one or more fully requested global certificates, deposited with DTC, or the Trustee as its custodian and will be registered in the name of DTC or its nominee. See “Book-Entry Procedures and Settlement.” Holders of beneficial interests in Book-Entry New Notes represented by a global certificate are referred to as beneficial owners. Beneficial owners will be limited to institutions having accounts with the securities depositary or its nominee, which are called participants in this discussion, and to persons that hold beneficial interests through participants. When a global certificate representing Book-Entry New Notes is issued, DTC will credit on its book-entry, registration and transfer system the principal amounts of Book-Entry New Notes the global certificate represents to the accounts of its participants. Ownership of beneficial interests in a global certificate will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

•	DTC, with respect to participants’ interests; and

•	any participant, with respect to interests the participant holds on behalf of other persons.

As long as DTC or its nominee is the registered holder of a global certificate representing Book-Entry New Notes, that person will be considered the sole owner and holder of the global certificate and the Book-Entry New Notes it represents for all purposes. Except in limited circumstances, beneficial owners:

•	may not have the global certificate or any Book-Entry New Notes it represents registered in their names;

•	may not receive or be entitled to receive physical delivery of certificated Book-Entry New Notes in exchange for the global certificate; and

•	will not be considered the owners or holders of the global certificate or any Book-Entry New Notes it represents for any purposes under the New Notes, the Senior Indenture or the Supplemental Indenture.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global certificate.

Events of Default

Events of Default under the Senior Indenture and the Supplemental Indenture include the following:

•	failure to pay principal of or any premium on any New Note when due, including payment upon maturity, payment of Fundamental Change purchase price, payment upon optional redemption or payment upon repurchase by us at the option of the holder;

•	failure to pay when due any interest, including any contingent interest, on any New Note that continues for 30 days;

•	default in our obligation to convert any New Note upon exercise of a holder’s conversion right in accordance with the terms of the New Notes and the Supplemental Indenture;

•	failure to provide notice of a Fundamental Change on a timely basis;

•	failure to perform any other covenant in the Senior Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Trustee or the holders of at least 33% of the outstanding Debt Securities of that series give us written notice of the default; or

•	certain events of bankruptcy, insolvency or reorganization of Dominion.

In the case of a general covenant default described above, the Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of that series, together with the Trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Senior Indenture.

If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 33% in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 502 of the Senior Indenture.)

The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Senior Indenture or the Supplemental Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. (Sections 512, 601 & 602 of the Senior Indenture.)

The holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Debt Security on its maturity date or redemption date and to enforce those payments. (Section 508 of the Senior Indenture.)

Holders of at least a majority in aggregate principal amount of the outstanding New Notes may waive an existing default with respect to the New Notes and its consequences, other than:

(i)	any default in any payment of redemption price, purchase price or Fundamental Change purchase price with respect to any New Notes; or

(ii)	any default which constitutes a failure to convert any New Note in accordance with its terms and the terms of the Supplemental Indenture.

Satisfaction; Discharge

We may discharge all our obligations (except those described below) to holders of the New Notes issued under the Senior Indenture, which New Notes have not already been delivered to the Trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the Trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding New Notes. However, certain of our obligations under the Senior Indenture will survive, including with respect to the following:

•	remaining rights to register the transfer, conversion, substitution or exchange of New Notes;

•	rights of holders to receive payments of principal of, and any interest on, the New Notes and other rights, duties and obligations of the holders of New Notes with respect to any amounts deposited with the Trustee; and

•	the rights, obligations and immunities of the Trustee under the Senior Indenture. (Section 401 of Senior Indenture.)

Defeasance

We will be discharged from our obligations on the New Notes at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the New Notes. If this happens, the holders of the New Notes of the series will not be entitled to the benefits of the Senior Indenture except with respect to conversion rights (as described under “Description of the New Notes—Conversion Rights”), registration of transfer and exchange of New Notes and replacement of lost, stolen or mutilated New Notes. (Section 402 of the Senior Indenture.)

Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of New Notes. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the New Notes and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisors as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

Modification of Senior Indenture; Waiver

Under the Senior Indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Section 902 of the Senior Indenture.) In addition, we may supplement the Senior Indenture to create new series of Debt Securities and for certain other purposes, without the consent of any holders of Debt Securities. (Section 901 of the Senior Indenture.)

The holders of a majority of the outstanding Debt Securities of all series with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal or interest, or any premium, on any Debt Securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected. (Section 513 of the Senior Indenture.)

In addition, the Senior Indenture (including the terms and conditions of the New Notes) cannot be modified or amended without the consent of the holder of each outstanding New Note to:

•	reduce the redemption price, purchase price or Fundamental Change purchase price of the New Notes; or

•	make any change that adversely affects the right to convert the New Notes.

Concerning the Trustee

JPMorgan Chase Bank is the Trustee under the Senior Indenture. We and certain of our affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee under other indentures pursuant to which securities of ours and of certain of our affiliates are outstanding. Affiliates of JPMorgan Chase Bank have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

The Trustee will perform only those duties that are specifically described in the Senior Indenture or the Supplemental Indenture unless an event of default under the Senior Indenture or the Supplemental Indenture occurs and is continuing. The Trustee is under no obligation to exercise any of its powers under the Senior Indenture or the Supplemental Indenture at the request of any holder of Debt Securities unless that holder offers reasonable indemnity to the Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 601 of the Senior Indenture.)

The Trustee administers its corporate trust business at 4 New York Plaza, New York, New York 10004 (Attention: Institutional Trust Services).

Form, Exchange, Registration and Transfer

We will issue the New Notes in registered form, without interest coupons. Holders may present New Notes for conversion, registration of transfer and exchange at the office maintained by us for that purpose, which will initially be the Corporate Trust Office of the trustee in The City of New York.

Notices

Notices to the registered holders of the New Notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

Upon issuance, the New Notes will be represented by one or more fully registered global certificates. Each global certificate will be deposited with DTC or the Trustee as its custodian and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

The following is based on information furnished to us by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation”

within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (Direct Participants) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (Indirect Participants). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through Direct Participants, who will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each security (Beneficial Owner) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with the trustee on behalf of DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities on behalf of DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the securities. Under its usual procedures, DTC mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments on the securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or its agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Company or the Trustee subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or its agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the New Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor securities depository is not obtained, security certificates are required to be printed and delivered.

Subject to DTC’s procedures, the Company may decide to discontinue use of the system of book-entry only transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

DESCRIPTION OF CAPITAL STOCK

As of September 30, 2004, our authorized capital stock was 520,000,000 shares. Those shares consisted of 20,000,000 shares of preferred stock and 500,000,000 shares of common stock. As of September 30, 2004, 665,000 shares of Preferred Stock were issued to and held by a wholly-owned subsidiary trust and approximately 331.4 million shares of common stock were issued and outstanding. No holder of shares of common stock or preferred stock has any preemptive rights.

Common Stock

Listing

Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “D.” Any additional common stock we issue will also be listed on the NYSE.

Dividends

Common shareholders may receive dividends when declared by the Board of Directors. Dividends may be paid in cash, stock or other form. In certain cases, common shareholders may not receive dividends until we have satisfied our obligations to any preferred shareholders.

Under certain circumstances, the indenture relating to our junior subordinated securities also restricts our ability to pay cash dividends.

Fully Paid

All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue upon conversion of the New Notes will also be fully paid and non-assessable.

Voting Rights

Each share of common stock is entitled to one vote in the election of directors and other matters. Common shareholders are not entitled to cumulative voting rights.

Other Rights

We will notify common shareholders of any shareholders’ meetings according to applicable law. If we liquidate, dissolve or wind up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders.

Transfer Agents and Registrars

We, along with Continental Stock Transfer & Trust Company, are transfer agent and registrar. You may contact us at the address listed on page 3 or Continental located at 17 Battery Place, New York, New York 10004.

Preferred Stock

Our Board of Directors can, without approval of shareholders, issue one or more series of preferred stock. The Board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of the Company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

The preferred stock may have priority over our common stock as to dividends and distributions of assets. Therefore, the rights of any preferred stock that may subsequently be issued may limit the rights of the holders of our common stock.

VIRGINIA STOCK CORPORATION ACT AND THE ARTICLES AND THE BYLAWS

General

We are a Virginia corporation subject to the Virginia Stock Corporation Act (the Virginia Act). Provisions of the Virginia Act, in addition to provisions of our Articles of Incorporation and Bylaws, address corporate governance issues, including the rights of shareholders. Some of these provisions could hinder management changes while others could have an anti-takeover effect. This anti-takeover effect may, in some circumstances, reduce the control premium that might otherwise be reflected in the value of our common stock. If you are buying this stock as part of a short-term investment strategy, this might be especially important to you.

We have summarized the key provisions below. You should read the actual provisions of our Articles and Bylaws and the Virginia Act that relate to your individual investment strategy.

Business Combinations

Our Articles require that any merger, share exchange or sale of substantially all of the assets of the Company be approved by a plurality of the shares represented at a meeting where a quorum is present. Abstentions and broker non-votes have the same effect as a vote against the matter.

Article 14 of the Virginia Act contains several provisions relating to transactions with interested shareholders. Interested shareholders are holders of more than 10% of any class of a corporation’s outstanding voting shares. Transactions between a corporation and an interested shareholder are referred to as affiliated transactions. The Virginia Act requires that material affiliated transactions must be approved by at least two-thirds of the shareholders not including the interested shareholder. Affiliated transactions requiring this two-thirds approval include mergers, share exchanges, material dispositions of corporate assets, dissolution or any reclassification of securities or merger of the corporation with any of its subsidiaries which increases the percentage of voting shares owned by an interested shareholder by more than five percent.

For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares, and majority approval of disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder or was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, the approval of the disinterested directors is no longer required.

The provisions of the Virginia Act relating to affiliated transactions do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder.

The Virginia Act permits corporations to opt out of the affiliated transactions provisions. We have not opted out.

The Virginia Act also contains provisions regulating certain control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold voting percentages (20%, 33 1/3%, or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee-director of the corporation. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

Our Bylaws give us the right to redeem the shares purchased by an acquiring person in a control share acquisition. We can do this if the acquiring person fails to deliver a statement to us listing information required by the Virginia Act or if our shareholders vote not to grant voting rights to the acquiring person.

The Virginia Act permits corporations to opt out of the control share acquisition provisions. We have not opted out.

Directors’ Duties

The standards of conduct for directors of Virginia corporations are listed in Section 13.1-690 of the Virginia Act. Directors must discharge their duties in accordance with their good faith business judgement of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors’ actions are not subject to a reasonableness or prudent person standard. Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

Board of Directors

Members of our Board of Directors serve one-year terms and are elected annually. Directors may be removed from office for cause by the vote of two-thirds of the outstanding shares entitled to vote.

Shareholder Proposals and Director Nominations

Our shareholders can submit shareholder proposals and nominate candidates for the Board of Directors if the shareholders follow advance notice procedures described in our Bylaws.

To nominate directors, shareholders must submit a written notice to our corporate secretary at least 60 days before a scheduled meeting. The notice must include the name and address of the shareholder and of the nominee, a description of any arrangements between the shareholder and the nominee, information about the nominee required by the SEC, the written consent of the nominee to serve as a director and other information.

Shareholder proposals must be submitted to our corporate secretary at least 90 days before the first anniversary of the date of our last annual meeting. The notice must include a description of the proposal, the reasons for presenting the proposal at the annual meeting, the text of any resolutions to be presented, the shareholder’s name and address and number of shares held and any material interest of the shareholder in the proposal.

Director nominations and shareholder proposals that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting, including making nominations for directors.

Meetings of Shareholders

Under our Bylaws, meetings of the shareholders may be called only by the chairman of the board, the vice chairman, the president or a majority of the Board of Directors. This provision could have the effect of delaying until the next annual shareholders’ meeting shareholder actions which are favored by the holders of a majority of our outstanding voting securities, because such holders would be able to take action as shareholders, such as electing new directors or approving a merger, only at a duly called shareholders’ meeting.

Amendment of Articles

Generally, our Articles may be amended by a plurality of the shares represented at a meeting where a quorum is present. Some provisions of the Articles, however, may only be amended or repealed by a vote of at least two-thirds of the outstanding shares entitled to vote.

Indemnification

We indemnify our officers and directors to the fullest extent permitted under Virginia law against all liabilities incurred in connection with their service to us.

Limitation of Liability

Our Articles provide that our directors and officers will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors or officers, unless they violated their duty of loyalty to us or our shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors or officers. This provision applies only to claims against directors or officers arising out of their role as directors or officers and not in any other capacity. Directors and officers remain liable for violations of the federal securities laws and we retain the right to pursue legal remedies other than monetary damages, such as an injunction or rescission for breach of the officer’s or director’s duty of care.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the exchange offer and the ownership and disposition of the New Notes as of the date of this prospectus. Except where noted, this summary deals only with New Notes held as capital assets by U.S. holders (as defined below) who own Old Notes and acquire New Notes pursuant to the exchange offer. This summary does not deal with special situations. For example, this summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as certain expatriates, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons holding New Notes in a tax-deferred or tax-advantaged account, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities or insurance companies;

•	tax consequences to persons holding the New Notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to U.S. holders of the New Notes whose “functional currency” (as defined in the applicable U.S. Treasury Regulations) is not the U.S. dollar;

•	estate, gift or alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), and U.S. Treasury regulations, administrative pronouncements and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

For purposes of this summary, a “U.S. holder” means a beneficial owner of Old Notes or New Notes that is:

•	an individual citizen or resident of the United States;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) where both (a) a U.S. court can exercise primary jurisdiction over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” means a beneficial owner of Old Notes or New Notes that is not a U.S. holder.

If a partnership holds the New Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the New Notes, you should consult your own tax advisors. Likewise, if you are a shareholder in, or beneficiary of, an entity that is a holder of New Notes, you should consult your own tax advisors.

No statutory or judicial authority directly addresses the treatment of the New Notes or instruments similar to the New Notes for U.S. federal income tax purposes. The Internal Revenue Service (IRS), however, has issued a revenue ruling (Revenue Ruling 2002-31, 2002-22 IRB 1023) with respect to instruments similar to the New Notes. This ruling supports certain aspects of the tax treatment described below. However, no rulings have been sought or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences regarding this particular offering. As a result, we cannot assure you that the IRS will agree with the tax characterizations and the tax consequences described below.

You should consult your own tax advisors concerning the U.S. federal income tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

Exchange of Old Notes for New Notes

Characterization of the Exchange. Under current Treasury regulations, the exchange of Old Notes for New Notes will be treated as an exchange for U.S. federal income tax purposes (which we will refer to as a Tax Exchange) only if, taking into account the differences between the terms of the Old Notes and the New Notes and the payment of the exchange fee, there is deemed to be a “significant” modification of the Old Notes.

In general, the Treasury regulations provide that a modification of a debt instrument is a significant modification only if, based on all of the facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” Because there is no authority interpreting the Treasury regulations, their application to an exchange of Old Notes for New Notes is unclear. Nevertheless, we intend to take the position that the modifications to the Old Notes resulting from the exchange of Old Notes for New Notes and payment of the exchange fee will not constitute a significant modification of the Old Notes. That position, however, is subject to considerable uncertainty and could be challenged by the IRS.

Treatment if No Tax Exchange. If, consistent with our position, the exchange of Old Notes for New Notes does not constitute a significant modification of the Old Notes, the exchange will not be treated as a Tax Exchange and the New Notes will be treated as a continuation of the Old Notes. In that case, apart from the receipt of the exchange fee (see discussion below), there will be no U.S. federal income tax consequences to a holder who exchanges Old Notes for New Notes pursuant to the exchange offer, and any such holder will have the same adjusted tax basis and holding period in the New Notes as it had in the Old Notes immediately before the exchange.

Treatment if Tax Exchange. There can be no assurance that the IRS will agree that the exchange does not constitute a significant modification of the terms of the Old Notes. If, contrary to our position, the exchange of the Old Notes for New Notes constitutes a significant modification of the Old Notes, the exchange will be treated as a Tax Exchange. Although not free from doubt, we intend to take the position that such a Tax Exchange would constitute a recapitalization for U.S. federal income tax purposes.

Whether such an exchange qualifies as a recapitalization depends on, among other things, whether the Old Notes and the New Notes constitute “securities” for U.S. federal income tax purposes. The rules for determining whether debt instruments such as the Old Notes are securities are unclear. The term “security” is not defined in the Code or the Treasury regulations and has not been clearly defined by judicial decisions. The determination of whether a debt instrument is a security requires an overall evaluation of the nature of the debt instrument, with the term of the instrument usually regarded as one of the most significant factors. Although a debt instrument with a term of more than ten years is generally considered to be a security, no authority clearly addresses the impact on security treatment of put and call features of the type included in the Old Notes. Nevertheless, the Company believes that the Old Notes constitute securities for U.S. federal income tax purposes.

The proper application of the recapitalization rules to a debt instrument subject to the Treasury regulations governing contingent payment debt instruments (the CPDI Regulations) is unclear. If the exchange of the Old Notes for New Notes is treated as a Tax Exchange, and if the Tax Exchange is treated as a recapitalization, the Company believes that a holder will nevertheless recognize gain on the exchange of Old Notes for New Notes to the extent of the lesser of (i) the excess of the issue price of the New Notes (generally, their fair market value as of the exchange date) over the holder’s adjusted tax basis in the Old Notes and (ii) the fair market value of the excess of the principal amount of the New Notes over the principal amount of the Old Notes. A holder’s adjusted tax basis in the Old Notes generally will be its initial purchase price for the Old Notes, increased by any interest income previously accrued by the holder with respect to the Old Notes (determined without regard to any positive or negative adjustments to such interest accruals under the CPDI Regulations), decreased by the amount of any projected payments actually made on the Old Notes, and increased or decreased by the amount of any positive or negative adjustments, respectively, that the holder was required to make as a result of having purchased the Old Notes at a price other than their adjusted issue price. Any gain recognized on the exchange will be treated as ordinary interest income. Any loss realized by a holder on the exchange of Old Notes for New Notes will not be recognized. A holder’s basis in any New Notes received in the exchange will equal its basis in the Old Notes, increased by the amount of any gain recognized on the exchange. A holder’s holding period for the New Notes will include its holding period for the Old Notes exchanged therefor. The IRS could, however, take positions contrary to the foregoing discussion, in which case the amount of a holder’s income, gain or loss from such a recapitalization could differ materially from that described above.

If the exchange of the Old Notes for New Notes is treated as a Tax Exchange, but contrary to our belief the Old Notes or the New Notes are not treated as securities for U.S. federal income tax purposes, then the Tax Exchange will not qualify as a recapitalization, and an exchanging holder would be treated as having engaged in a taxable disposition of the Old Notes for property with a fair market value equal to the fair market value of the New Notes, with the U.S. federal income tax consequences described in the prospectus supplement relating to the Old Notes dated December 3, 2003 (the Old Notes Prospectus), including, generally, the recognition of ordinary interest income equal to the difference in a holder’s adjusted tax basis in the Old Notes and the fair market value of the New Notes. Under certain circumstances, all or part of a loss on such disposition may be a capital loss.

Exchange Fee. We intend to treat payment of the exchange fee as consideration to holders for participating in the exchange offer. In that case, such payment would result in ordinary income to holders participating in the exchange offer, and we will report such payments to holders and the IRS for information purposes in accordance with such treatment. Such payment may also be subject to backup withholding.

Classification and Treatment of the New Notes

Treatment if No Tax Exchange. As stated above, we intend to take the position that the exchange of the Old Notes for New Notes does not constitute a significant modification of the Old Notes and that the exchange will not be treated as a Tax Exchange. In that case, holders will continue to be subject to the CPDI Regulations. Among other things, pursuant to those regulations, a holder of the New Notes is required to accrue interest income on the

New Notes, in the amounts described in the registration statement relating to the Old Notes, regardless of whether the holder uses the cash or accrual method of tax accounting. Pursuant to the terms of the Supplemental Indenture relating to the New Notes, holders agree to treat the New Notes as debt subject to the CPDI Regulations, and to continue to accrue interest in the same manner and amounts as for the Old Notes. Under certain circumstances all or part of a loss on such disposition may be a capital loss.

Treatment if Tax Exchange. If, contrary to our position, the exchange of the Old Notes for the New Notes is treated as a Tax Exchange, then the Company intends to treat the New Notes as debt instruments that are subject to the CPDI Regulations. In that case, a holder would be required to accrue interest in taxable income in each year without regard to the amount of cash received regardless of whether the holder uses the cash or accrual method of accounting and any gain on the disposition of the New Notes would generally result in ordinary interest income to the holder. Holders should refer to the Old Notes Prospectus for a summary of tax treatment of contingent payment debt instruments. In addition, because the CPDI Regulations are extremely complex, holders are encouraged to consult their own tax advisors regarding the consequences to them of the ownership, sale, exchange, conversion or redemption of New Notes if the exchange is treated as a Tax Exchange.

Constructive Dividends. Without regard to whether a Tax Exchange of the Old Notes for New Notes is considered to have occurred, if at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of the New Notes, the conversion rate of the New Notes is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the New Notes. It is not clear whether a constructive dividend would be eligible for the dividends received deduction in the case of corporate holders or for special reduced rates for dividends in the case of holders.

Additional Considerations for Non-U.S. Holders

Treatment if No Tax Exchange. If, consistent with our position, the exchange of Old Notes for New Notes is not treated as a Tax Exchange, then, as discussed above, the New Notes will be treated as a continuation of the Old Notes and, apart from the receipt of the exchange fee, there will be no U.S. federal income tax consequences to a holder who exchanges Old Notes for New Notes pursuant to the exchange offer. In that case, a non-U.S. holder generally should have the same U.S. tax consequences as would have arisen if it continued to hold the Old Notes, including the withholding and other consequences described in the Old Notes Prospectus. The receipt of the exchange fee by non-U.S. holders participating in the exchange offer may be subject to U.S. federal withholding tax.

Treatment if Tax Exchange. If, contrary to our position, the exchange of the Old Notes for New Notes constitutes a significant modification of the Old Notes, the exchange will be treated as a Tax Exchange. In that case, any gain realized by a non-U.S. holder on the Tax Exchange will be eligible for exemption from U.S. federal income or withholding tax to the same extent as described in the Old Notes Prospectus for any other sale or exchange of the Old Notes. In addition, payments on the New Notes made to a non-U.S. holder, including a payment in cash or common stock pursuant to a conversion, and any gain realized on a sale or exchange of the New Notes, will generally be exempt from U.S. income or withholding tax (as described in the Old Notes Prospectus). Constructive distributions or constructive dividends made to non-U.S. holders, however, will generally be subject to withholding at a rate of 30%.

For further information regarding the tax treatment of contingent payment debt instruments, non-U.S. holders should refer to the Old Notes Prospectus. Non-U.S. holders are encouraged to consult their own tax advisors regarding the consequences to them of the ownership, sale, exchange, conversion or redemption of New Notes if the exchange is treated as a Tax Exchange.

Certain non-U.S. holders may be subject to the U.S. information and backup withholding rules as explained in the Old Notes Prospectus.

LEGAL MATTERS

Certain legal matters in connection with the exchange offer will be passed upon for Dominion by McGuireWoods LLP.

EXPERTS

The financial statements and the related financial statement schedules, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, (which reports expressed an unqualified opinion and included an explanatory paragraph as to changes in accounting principles for: asset retirement obligations, contracts involved in energy trading, derivative contracts not held for trading purposes, derivative contracts with a price adjustment feature, the consolidation of variable interest entities and guarantees in 2003; goodwill and intangible assets in 2002; and derivative contracts and hedging activities in 2001) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The exchange agent for the exchange offer is:

JPMorgan Chase Bank

By Facsimile:	By Registered or Certified Mail:	By Hand/Overnight Delivery:
JPMorgan Chase Bank Institutional Trust Services Attn: Frank Ivins (214) 468-6494	JPMorgan Chase Bank Institutional Trust Services P.O. Box 2320 Dallas, Texas 75221-2320 Attn: Frank Ivins	JPMorgan Chase Bank Institutional Trust Services 2001 Bryan Street, 9th Floor Dallas, Texas 75201 Attn: Frank Ivins

For Confirmation by Telephone: (212) 468-6464

Questions, requests for assistance and requests for additional copies of this prospectus and related letter of transmittal may be directed to the information agent or the dealer manager at each of their addresses set forth below:

The information agent for the exchange offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550

All Others, Call: (800) 758-5378

The dealer manager for the exchange offer is:

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, NY 10036

Attention: Francesco Cipollone

(800) 624-1808 (U.S. toll-free)

(212) 761-1941 (collect)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Article VI of Dominion’s Articles of Incorporation mandates indemnification of its directors and officers to the full extent permitted by the Virginia Stock Corporation Act (the Virginia Act) and any other applicable law. The Virginia Act permits a corporation to indemnify its directors and officers against liability incurred in all proceedings, including derivative proceedings, arising out of their service to the corporation or to other corporations or enterprises that the officer or director was serving at the request of the corporation, except in the case of willful misconduct or a knowing violation of a criminal law. Dominion is required to indemnify its directors and officers in all such proceedings if they have not violated this standard.

In addition, Article VI of Dominion’s Articles of Incorporation limits the liability of its directors and officers to the full extent permitted by the Virginia Act as now and hereafter in effect. The Virginia Act places a limit on the liability of a director or officer in derivative or shareholder proceedings equal to the lesser of (i) the amount specified in the corporation’s articles of incorporation or a shareholder-approved bylaw; or (ii) the greater of (a) $100,000 or (b) twelve months of cash compensation received by the director or officer. The limit does not apply in the event the director or officer has engaged in willful misconduct or a knowing violation of a criminal law or a federal or state securities law. The effect of Dominion’s Articles of Incorporation, together with the Virginia Act, is to eliminate liability of directors and officers for monetary damages in derivative or shareholder proceedings so long as the required standard of conduct is met.

Dominion has purchased directors’ and officers’ liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of Dominion against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by Dominion and (2) Dominion to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

Item 21. Exhibits and Financial Statement Schedules.

4.1

Senior Indenture date as of June 1, 2000 between Dominion Resources, Inc. and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee as supplemented from time to time (incorporated by reference from Exhibit 4(iii) to our Registration Statement on Form S-3, dated December 21, 1999, File No. 333-93187).

4.2

Form of Twenty-Seventh Supplemental Indenture to the Senior Indenture, to be dated as of December 1, 2004, between Dominion Resources, Inc. and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank).

4.3

Dominion Resources, Inc. agrees to furnish to the Commission upon request any other instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of its total consolidated assets.

5.1	Opinion of McGuireWoods LLP.

8.1	Opinion of McGuireWoods LLP (included in Exhibit 5.1).

12.1	Statement regarding computation of ratios.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of McGuireWoods LLP (included in Exhibit 5.1).

23.3	Consent of Ralph E. Davis Associates, Inc.

23.4	Consent of Ryder Scott Company, L.P.

25.1	Statement of Eligibility of JPMorgan Chase Bank, as Trustee for the Senior Notes.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.4	Form of Letter to Clients.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i) To include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Dominion Resources, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, the Commonwealth of Virginia, on the 9th day of November, 2004.

DOMINION RESOURCES, INC.

By:	/s/ THOS. E. CAPPS
Thos. E. Capps Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the 9th day of November, 2004. The officers and directors whose signatures appear below hereby constitute Patricia A. Wilkerson, Karen W. Doggett, James F. Stutts or Mark O. Webb, any of whom may act, as their true and lawful attorneys-in-fact, with full power to sign on their behalf individually and in each capacity stated below and file all amendments and post-effective amendments to the registration statement making such changes in the registration statement as the registrant deems appropriate and generally to do all things in their name in their capacities as officers and directors to enable the registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

Name	Title

/s/ SUSAN B. ALLEN Susan B. Allen	Director

/s/ PETER W. BROWN Peter W. Brown	Director

/s/ RONALD J. CALISE Ronald J. Calise	Director

/s/ THOS. E. CAPPS Thos. E. Capps	Chairman of the Board of Directors and Chief Executive Officer

/s/ GEORGE A. DAVIDSON, JR. George A. Davidson, Jr.	Director

/s/ JOHN W. HARRIS John W. Harris	Director

/s/ ROBERT S. JEPSON, JR. Robert S. Jepson, Jr.	Director

Name	Title

/s/ BENJAMIN J. LAMBERT, III Benjamin J. Lambert, III	Director

/s/ RICHARD L. LEATHERWOOD Richard L. Leatherwood	Director

/s/ MARGARET A. MCKENNA Margaret A. McKenna	Director

/s/ K. A. RANDALL K. A. Randall	Director

/s/ FRANK S. ROYAL Frank S. Royal	Director

/s/ S. DALLAS SIMMONS S. Dallas Simmons	Director

/s/ ROBERT H. SPILMAN Robert H. Spilman	Director

/s/ David A. Wollard David A. Wollard	Director

/s/ THOMAS N. CHEWNING Thomas N. Chewning	Executive Vice President and Chief Financial Officer

/s/ STEVEN A. ROGERS Steven A. Rogers	Vice President and Controller (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description
4.1

Senior Indenture date as of June 1, 2000 between Dominion Resources, Inc. and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee as supplemented from time to time (incorporated by reference from Exhibit 4(iii) to our Registration Statement on Form S-3, dated December 21, 1999, File No. 333-93187).

4.2

Form of Twenty-Seventh Supplemental Indenture to the Senior Indenture, to be dated as of December 1, 2004, between Dominion Resources, Inc. and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank).

4.3

Dominion Resources, Inc. agrees to furnish to the Commission upon request any other instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of its total consolidated assets.

5.1	Opinion of McGuireWoods LLP.

8.1	Opinion of McGuireWoods LLP (included in Exhibit 5.1).

12.1	Statement regarding computation of ratios.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of McGuireWoods LLP (included in Exhibit 5.1).

23.3	Consent of Ralph E. Davis Associates, Inc.

23.4	Consent of Ryder Scott Company, L.P.

25.1	Statement of Eligibility of JPMorgan Chase Bank, as Trustee for the Senior Notes.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.4	Form of Letter to Clients.